Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of August, 2011

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Interim Financial Information for the quarter ended June 30, 2011
2.	Earnings Release 2Q11
3.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on August 10, 2011
4.	Notice to Shareholders dated August 10, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2011
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

Interim Financial Information, Earnings Release, Minutes, Notice to Shareholders

Item 1

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A. and Subsidiaries Interim financial information June 30, 2011

Ultrapar Participações S.A. and Subsidiaries

Interim financial information

as of June 30, 2011 and 2010

Table of contents

Independent auditors’ report	3 - 4

Balance sheets	5 - 6

Income statements	7 - 8

Other comprehensive income	9

Statements of changes in shareholders’ equity	10 - 13

Statements of cash flows - Indirect method	14 - 15

Statements of value added	16

Notes to the financial statements	17 - 85

Management report	86 - 116

 Independent auditors’ report on the review of interim financial information

To
The Board of Directors and Shareholders
Ultrapar Participações S.A.
São Paulo – SP

We have reviewed the individual and consolidated interim financial information of Ultrapar Participações S.A. (the Company), included in the Quarterly Financial Information - ITR of the Company for the quarter ended June 30, 2011, comprising the balance sheet as of June 30, 2011 and the respective statements of income and other comprehensive income for the three-month and six-month periods then ended, and changes in shareholders equity and cash flows for the six-month period then ended, including the summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these individual interim financial information in accordance with Committee for Accounting Pronouncement CPC 21 – Interim Financial Information and of the consolidated interim financial information in accordance with CPC  21 and the international standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), as well as the presentation of these information consistent with rules issued by the Brazilian Securities and Exchange Commission (CVM), which are applicable to the preparation of the Quarterly Financial Information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and International review standards of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might have been identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual Quarterly Financial Information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Quarterly Financial Information described above, were not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Financial Information and presented in a manner consistent with the rules of the Brazilian Securities and Exchange Commission (CVM).

Conclusion on the consolidated Quarterly Financial Information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Quarterly Financial Information described above were not prepared, in all material respects, in accordance with CPC  21 and IAS 34 applicable to the preparation of the Quarterly Financial Information and presented in a manner consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

Other matters

Statement of value added

We also reviewed the individual and consolidated interim information included in the statement of value added (DVA), for the quarter ended on June 30, 2011, which disclosure in the Quarterly Financial Information is required in accordance with regulations issued by Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Financial Information and supplementary information considered by IFRS, which does not require the disclosure of statement of value added (DVA). These statement were submitted to the same review procedures previously described and, based on our review, nothing has come to our attention that would lead us to believe that they have not been prepared, in all its material respects, in accordance with the Quarterly Financial Information taken as a whole.

São Paulo, August 10, 2011

KPMG Auditores Independentes
CRC 2SP014428/O-6

Anselmo Neves Macedo
Accountant CRC 1SP160482/O-6

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of June 30, 2011 and December 31, 2010

(In thousands of Reais)

		Parent		Consolidated
Assets	Note	06/30/2011	12/31/2010	06/30/2011	12/31/2010
Current assets
Cash and cash equivalents	4	253,345	407,704	2,350,924	2,642,418
Financial investments	4	1,241	12,758	370,604	558,209
Trade accounts receivable	5	-	-	1,811,043	1,715,709
Inventories	6	-	-	1,330,942	1,133,537
Recoverable taxes	7	41,426	69,897	368,222	354,317
Dividends receivable		26,000	72,787	-	-
Other receivables		1,251	806	13,944	18,149
Prepaid expenses	10	-	-	48,640	35,148
Total current assets		323,263	563,952	6,294,319	6,457,487

Non-current assets

Financial investments	4	-	-	7,766	19,750
Trade accounts receivable	5	-	-	108,445	96,668
Related companies	8.a)	783,926	780,869	10,144	10,144
Deferred income and social contribution taxes	9.a)	217	185	554,897	564,397
Recoverable taxes	7	49,107	9,013	97,131	54,770
Escrow deposits		232	232	417,207	380,749
Other receivables		-	-	643	694
Prepaid expenses	10	-	-	49,928	40,611
		833,482	790,299	1,246,161	1,167,783

Investments
Subsidiaries	11.a)	5,157,233	4,939,167	-	-
Affiliates	11.b)	-	-	12,384	12,465
Others		-	-	2,925	2,793
Property, plant and equipment	12 and 14.g)	-	-	4,124,014	4,003,704
Intangible assets	13	246,163	246,163	1,393,981	1,345,611
		5,403,396	5,185,330	5,533,304	5,364,573

Total non-current assets		6,236,878	5,975,629	6,779,465	6,532,356

Total assets		6,560,141	6,539,581	13,073,784	12,989,843

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of June 30, 2011 and December 31, 2010

(In thousands of Reais)

		Parent		Consolidated
Liabilities	Note	06/30/2011	12/31/2010	06/30/2011	12/31/2010
Current liabilities
Loans	14	-	-	1,323,210	813,516
Debentures	14.f)	62,764	2,711	62,764	2,711
Finance leases	14.g)	-	-	2,589	4,257
Trade payables	15	282	110	786,988	941,177
Salaries and related charges		128	110	211,731	228,215
Taxes payable		16	7	144,452	157,922
Dividends payable	18.h)	3,845	186,432	9,840	192,493
Income and social contribution taxes payable		5	5	85,017	76,781
Post-employment benefits	22.b)	-	-	12,060	11,339
Provision for assets retirement obligation	16	-	-	4,460	5,636
Provision for contingencies	21.a)	-	-	42,364	39,626
Other payables		214	214	22,927	29,684
Deferred revenues	17	-	-	18,127	14,572
Total current liabilities		67,254	189,589	2,726,529	2,517,929

Non-current liabilities

Loans	14	-	-	2,980,963	3,380,856
Debentures	14.f)	997,097	1,193,405	1,014,979	1,193,405
Finance leases	14.g)	-	-	42,459	1,288
Related companies	8.a)	-	-	4,021	4,021
Deferred income and social contribution taxes	9.a	-	-	30,471	26,712
Provision for contingencies	21.a)	3,352	3,257	517,006	470,505
Post-employment benefits	22.b)	-	-	92,441	93,162
Provision for assets retirement obligation	16	-	-	62,016	58,255
Other payables		-	-	78,548	62,215
Deferred revenues	17	-	-	6,481	5,912
Total non-current liabilities		1,000,449	1,196,662	4,829,385	5,296,331

Shareholders’ equity

Share capital	18.a)	3,696,773	3,696,773	3,696,773	3,696,773
Capital reserve	18.c)	7,688	7,688	7,688	7,688
Revaluation reserve	18.d)	7,310	7,590	7,310	7,590
Profit reserves	18.e)	1,513,920	1,513,920	1,513,920	1,513,920
Treasury shares	18.b)	(119,964)	(119,964)	(119,964)	(119,964)
Additional dividends to the minimum mandatory dividends	18.h)	-	68,323	-	68,323
Valuation adjustment	2.c) and 18.f)	734	(2,403)	734	(2,403)
Cumulative translation adjustments	2.o) and 18.g)	(19,828)	(18,597)	(19,828)	(18,597)
Retained earnings		405,805	-	405,805	-
Shareholders’ equity attributable to owners of the parent		5,492,438	5,153,330	5,492,438	5,153,330
Non-controlling interests in subsidiaries		-	-	25,432	22,253
Total shareholders’ equity		5,492,438	5,153,330	5,517,870	5,175,583
Total liabilities and shareholders’ equity		6,560,141	6,539,581	13,073,784	12,989,843

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Income statements

Fiscal period ended June 30, 2011 and June 30, 2010

(In thousands of Reais, except earnings per share)
		Parent
		04/01/2011	01/01/2011	04/01/2010	01/01/2010
		to	to	to	to
	Note	06/30/2011	06/30/2011	06/30/2010	06/30/2010

Net revenue from sales and services	2.a) and 23	-	-	-	-
Cost of products and services sold	2.a) and 24	-	-	-	-

Gross income		-	-	-	-

Operating revenues (expenses)
Selling and marketing	24	-	-	-	-
General and administrative	24	(2,976)	(5,681)	(1,763)	(3,442)
Income from disposal of assets	25	-	-	-	-
Other operating income, net		3,108	5,832	1,783	4,248

Operating income		132	151	20	806
Financial income	26	37,643	78,853	32,731	57,204
Financial expenses	26	(34,660)	(69,257)	(30,236)	(57,018)
Equity in income of subsidiaries and affiliates	11.a) and 11.b)	210,522	399,154	188,653	314,896

Income before social contribution and income taxes		213,637	408,901	191,168	315,888

Social contribution and income taxes
Current	9.b)	(1,069)	(3,334)	(272)	(276)
Deferred charges	9.b)	16	32	(571)	(52)
Tax incentives	9.b) and 9.c)	-	-	-	-
		(1,053)	(3,302)	(843)	(328)

Net income		212,584	405,599	190,325	315,560

Income attributable to:
Shareholders' of the Company		212,584	405,599	190,325	315,560
Non-controlling interests in subsidiaries		-	-	-	-

Earnings per share – common and preferred share (based on weighted average of shares outstanding) – R$	27	0.40	0.76	0.36	0.59

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Income statements

Fiscal period ended June 30, 2011 and June 30, 2010

(In thousands of Reais, except earnings per share)

		Consolidated
		04/01/2011	01/01/2011	04/01/2010	01/01/2010
		to	to	to	to
	Note	06/30/2011	06/30/2011	06/30/2010	06/30/2010

Net revenue from sales and services	2.a) and 23	12,187,491	22,993,565	10,382,586	20,315,978
Cost of products and services sold	2.a) and 24	(11,335,275)	(21,315,639)	(9,573,198)	(18,811,306)

Gross income		852,216	1,677,926	809,388	1,504,672

Operating revenues (expenses)
Selling and marketing	24	(314,705)	(625,025)	(287,345)	(566,611)
General and administrative	24	(189,478)	(382,212)	(186,413)	(362,267)
Income from disposal of assets	25	3,354	6,093	(2,168)	(1,774)
Other operating income, net		12,520	21,101	2,014	9,112

Operating income		363,907	697,883	335,476	583,132
Financial income	26	79,720	165,354	52,630	100,951
Financial expenses	26	(149,850)	(301,859)	(118,388)	(239,959)
Equity in income of subsidiaries and affiliates	11.a) and 11.b)	(175)	(49)	(163)	(138)

Income before social contribution and income taxes		293,602	561,329	269,555	443,986

Social contribution and income taxes
Current	9.b)	(69,452)	(130,588)	(48,741)	(79,656)
Deferred charges	9.b)	(15,918)	(36,260)	(36,831)	(64,614)
Tax incentives	9.b) and 9.c)	6,471	14,404	8,488	15,607
		(78,899)	(152,444)	(77,084)	(128,663)

Net income		214,703	408,885	192,471	315,323

Income attributable to:
Shareholders' of the Company		212,584	405,599	191,188	317,233
Non-controlling interests in subsidiaries		2,119	3,286	1,283	(1,910)

Earnings per share – common and preferred share (based on weighted average of shares outstanding) – R$	27	0.40	0.76	0.36	0.59

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Other comprehensive income

Fiscal period ended June 30, 2011 and June 30, 2010

(In thousands of Reais)
		Parent
		04/01/2011 to 06/30/2011	01/01/2011 to 06/30/2011	04/01/2010 to 06/30/2010	01/01/2010 to 06/30/2010

Net income attributable to shareholders of the Company	28	212,584	405,599	190,325	315,560
Net income attributable to non-controlling interests in subsidiaries		-	-	-	-

Net income		212,584	405,599	190,325	315,560

Valuation adjustment	2.c) and 18.f)	809	3,137	(1,806)	225
Cumulative translation adjustments	2.o) and 18.g)	(1,701)	(1,231)	(661)	(14,406)

Total comprehensive income		211,692	407,505	187,858	301,379
Total comprehensive income attributable to shareholders of the Company		211,692	407,505	187,858	301,379
Total comprehensive income attributable to non-controlling interest in subsidiaries		-	-	-	-

		Consolidated
		04/01/2011 to 06/30/2011	01/01/2011 to 06/30/2011	04/01/2010 to 06/30/2010	01/01/2010 to 06/30/2010

Net income attributable to shareholders of the Company		212,584	405,599	191,188	317,233
Net income attributable to non-controlling interests in subsidiaries		2,119	3,286	1,283	(1,910)

Net income		214,703	408,885	192,471	315,323

Valuation adjustment	2.c) and 18.f)	809	3,137	(1,806)	225
Cumulative translation adjustments	2.o) and 18.g)	(1,701)	(1,231)	(661)	(14,406)

Total comprehensive income		213,811	410,791	190,004	301,142
Total comprehensive income attributable to shareholders of the Company		211,692	407,505	188,721	303,052
Total comprehensive income attributable to non-controlling interest in subsidiaries		2,119	3,286	1,283	(1,910)

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the parent company

Fiscal period ended June 30, 2011 and June 30, 2010

 (In thousands of Reais)
					Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends	Total

Balance at December, 31, 2009		3,696,773	4,482	8,156	142,912	1,040,530	(4,075)	(5,302)	-	(123,720)	56,856	4,816,612
Realization of revaluation reserve	18.d)	-	-	(283)	-	-	-	-	283	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	18.d)	-	-	-	-	-	-	-	(74)	-	-	(74)
Net income for the period		-	-	-	-	-	-	-	315,560	-	-	315,560
Reversal of additional dividends of prior year		-	-	-	-	-	-	-	-	-	(56,856)	(56,856)

Other comprehensive income:
Valuation adjustments for financial instruments	2.c) and 18.f)	-	-	-	-	-	225	-	-	-	-	225
Currency translation of foreign subsidiaries	2.o) and 18.g)	-	-	-	-	-	-	(14,406)	-	-	-	(14,406)
Balance at June 30, 2010		3,696,773	4,482	7,873	142,912	1,040,530	(3,850)	(19,708)	315,769	(123,720)	-	5,061.061

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the parent company

Fiscal period ended June 30, 2011 and June 30, 2010

 (In thousands of Reais)

					Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends	Total

Balance at December 31, 2010		3,696,773	7,688	7,590	180,854	1,333,066	(2,403)	(18,597)	-	(119,964)	68,323	5,153,330
Realization of revaluation reserve	18.d)	-	-	(280)	-	-	-	-	280	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	18.d)	-	-	-	-	-	-	-	(74)	-	-	(74)
Net income for the period		-	-	-	-	-	-	-	405,599	-	-	405,599
Reversal of additional dividends of prior year		-	-	-	-	-	-	-	-	-	(68,323)	(68,323)

Other comprehensive income:
Valuation adjustments for financial instruments	2.c) and 18.f)	-	-	-	-	-	3,137	-	-	-	-	3,137
Currency translation of foreign subsidiaries	2.o) and 18.g)	-	-	-	-	-	-	(1,231)	-	-	-	(1,231)

Balance at June 30, 2011		3,696,773	7,688	7,310	180,854	1,333,066	734	(19,828)	405,805	(119,964)	-	5,492,438

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the consolidated

Fiscal period ended June 30, 2011 and June 30, 2010

 (In thousands of Reais)
					Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends	Non-controlling interests	Total

Balance at December 31, 2010		3,696,773	4,482	8,156	142,912	1,034,050	(4,075)	(5,302)	-	(123,720)	56,856	35,119	4,845,251
Realization of revaluation reserve	18.d)	-	-	(283)	-	-	-	-	283	-	-	246	246
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	18.d)	-	-	-	-	-	-	-	(74)	-	-	-	(74)
Net income for the period		-	-	-	-	-	-	-	317,233	-	-	(1,910)	315,323
Reversal of additional dividends of prior year		-	-	-	-	-	-	-	-	-	(56,856)	-	(56,856)
Capital reduction from Utingás Armazenadora S.A.		-	-	-	-	-	-	-	-	-	-	(11,631)	(11,631)

Other comprehensive income:
Valuation adjustments for financial instruments	2.c) and 18.f)	-	-	-	-	-	225	-	-	-	-	-	225
Currency translation of foreign subsidiaries	2.o) and 18.g)	-	-	-	-	-	-	(14,406)	-	-	-	-	(14,406)
Balance at June 30, 2010		3,696,773	4,482	7,873	142,912	1,034,050	(3,850)	(19,708)	317,442	(123,720)	-	21,824	5,078,078

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the consolidated

Fiscal period ended June 30, 2011 and June 30, 2010

 (In thousands of Reais)
					Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends	Non-controlling interests	Total

Balance at December 31, 2010		3,696,773	7,688	7,590	180,854	1,333,066	(2,403)	(18,597)	-	(119,964)	68,323	22,253	5,175,583

Realization of revaluation reserve	18.d)	-	-	(280)	-	-	-	-	280	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	18.d)	-	-	-	-	-	-	-	(74)	-	-	-	(74)
Acquisition of non-controlling interests		-	-	-	-	-	-	-	-			(107)	(107)
Net income for the period		-	-	-	-	-	-	-	405,599	-	-	3,286	408,885
Reversal of additional dividends of prior year		-	-	-	-	-	-	-	-	-	(68,323)	-	(68,323)

Other comprehensive income:
Valuation adjustments for financial instruments	2.c) and 18.f)	-	-	-	-	-	3,137	-	-	-	-	-	3,137
Currency translation of foreign subsidiaries	2.o) and 18.g)	-	-	-	-	-	-	(1,231)	-	-	-	-	(1,231)

Balance at June 30, 2011		3,696,773	7,688	7,310	180,854	1,333,066	734	(19,828)	405,805	(119,964)	-	25,432	5,517,870

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

Fiscal period ended June 30, 2011 and June 30, 2010

(In thousands of Reais)
		Parent		Consolidated
	Note	06/30/2011	06/30/2010	06/30/2011	06/30/2010
Cash flows from operating activities
Net income for the period		405,599	315,560	408,885	315,323
Adjustments to concile net income to cash provided by operating activities
Equity in income of subsidiaries and affiliates	11	(399,154)	(314,896)	49	138
Depreciation and amortization		-	-	278,220	261,257
PIS and COFINS credits on depreciation		-	-	4,805	4,669
Expense with tanks removed	16	-	-	(1,235)	(2,810)
Interest, monetary and exchange rate changes		17,693	18,329	255,641	197,500
Deferred income and social contribution taxes	9.b)	(32)	52	36,260	64,614
Income from disposal of assets	25	-	-	(6,093)	1,774
Others		-	-	4,262	(727)

Dividends received from subsidiaries		49,707	287,988	-	-

(Increase) decrease in current assets
Trade accounts receivable	5	-	-	(95,334)	(12,665)
Inventories	6	-	-	(191,640)	(41,820)
Recoverable taxes	7	28,471	6,555	(13,905)	9,655
Other receivables		(445)	(815)	4,205	17,118
Prepaid expenses	10	-	-	(13,492)	(15,164)

Increase (decrease) in current liabilities
Trade payables		172	(9,810)	(129,775)	(204,473)
Salaries and related charges		18	10	(16,484)	(9,299)
Taxes payable		9	(1,392)	(13,470)	27,493
Income and social contribution taxes		-	5	8,236	21,267
Other payables		-	(632)	257	(19,990)

(Increase) decrease in long-term assets
Trade accounts receivable	5	-	-	(11,777)	17,423
Recoverable taxes	7	(40,094)	(16,840)	(42,361)	(24,950)
Escrow deposits		-	(15)	(36,458)	(24,233)
Other receivables		-	-	51	534
Prepaid expenses	10	-	-	(9,317)	5,655

Increase (decrease) in long-term liabilities
Provision for contingencies		95	85	46,501	(32,351)
Other payables		-	-	16,181	10,555
Net cash provided by operating activities		62,039	284,184	482,212	566,493

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

Fiscal period ended June 30, 2011 and June 30, 2010

(In thousands of Reais)

		Parent		Consolidated
	Note	06/30/2011	06/30/2010	06/30/2011	06/30/2010

Cash flows from investing activities
Financial investments, net of redemptions		11,517	(56,761)	199,589	(133,145)
Disposal (acquisition) of investments, net	11	-	-	(25,511)	-
Acquisition of property, plant and equipment	12	-	-	(324,717)	(328,608)
Acquisition of intangible assets	13	-	-	(148,730)	(110,226)
Capital contributions to subsidiaries		(320,000)	(200,000)	-	-
Capital reduction to subsidiaries		500,000	450,000	-	-
Proceed from disposal of assets		-	-	38,693	7,673

Net cash provided by (used in) investing activities		191,517	193,239	(260,676)	(564,306)

Cash flows from financing activities
Loans and debentures
Borrowing	14	-	-	621,797	2,137,077
Amortization	14	(208,038)	-	(879,150)	(1,393,503)
Payment of financial lease	14	-	-	(4,305)	(6,401)
Dividends paid		(250,910)	(158,782)	(250,976)	(163,254)
Acquisition of non-controlling interests		-	-	(3)	(28)
Reduction of non-controlling interests		-	-	-	(11,369)
Related companies	8.a)	51,033	44,116	-	(2,617)

Net cash provided by (used in) financing activities		(407,915)	(114,666)	(512,637)	559,905

Effect of changes in exchange rates on cash and cash equivalents in foreign currency		-	-	(393)	(2,889)

Increase (decrease) in cash and cash equivalents		(154,359)	362,757	(291,494)	559,203

Cash and cash equivalents at the beginning of period	4	407,704	58,926	2,642,418	1,887,499

Cash and cash equivalents at the end of period	4	253,345	421,683	2,350,924	2,446,702

Additional information
Interest paid on financing		8,038	-	112,664	144,400
Income and social contribution taxes paid		-	-	44,182	19,943

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of value added

Fiscal period ended June 30, 2011 and June 30, 2010

(In thousands of Reais, except percentages)
		Parent				Consolidated
	Note	06/30/2011%		06/30/2010%		06/30/2011%		06/30/2010%
Revenues
Gross revenue from sales and services, except rents and royalties	23	-		-		23,703,429		21,105,128
Rebates, discounts and returns	23	-		-		(93,463)		(85,232)
Allowance for doubtful accounts - Release (creation)		-		-		3,383		(3,438)
Income from disposal of assets	25	-		-		6,093		(1,774)
		-		-		23,619,442		21,014,684

Materials purchased from third parties
Raw materials used		-		-		(1,057,292)		(994,506)
Cost of goods, products and services sold	2.a)	-		-		(20,223,973)		(17,812,060)
Third-party materials, energy, services and others		(3,647)		(1,639)		(620,657)		(557,397)
Recovery (loss) of asset value		5,832		4,248		5,114		6,585
		2,185		2,609		(21,896,808)		(19,357,378)

Gross value added		2,185		2,609		1,722,634		1,657,306
Deductions
Depreciation and amortization		-		-		(283,025)		(265,926)

Net value added by the company		2,185		2,609		1,439,609		1,391,380

Value added received in transfer
Equity in income of subsidiaries and affiliates	11.a) and 11.b)	399,154		314,896		(49)		(138)
Rents and royalties	23	-		-		29,817		22,267
Financial revenues	26	78,853		57,204		165,354		100,951
		478,007		372,100		195,122		123,080

Total value added available for distribution		480,192		374,709		1,634,731		1,514,460

Distribution of value added
Labor and benefits		1,714	-	1,484	-	474,403	29	448,906	30
Taxes, fees and contributions		255	-	(1,520)	-	430,013	26	525,057	34
Financial expenses and rents		72,624	15	59,185	16	321,430	20	225,174	15
Retained earnings		405,599	85	315,560	84	408,885	25	315,323	21
Value added distributed		480,192	100	374,709	100	1,634,731	100	1,514,460	100

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

1.	Operations

Ultrapar Participações S.A. (“Company”), is a Company with headquarters at the Brigadeiro Luis Antônio Avenue, 1343 in São Paulo – SP, Brazil.

It engages in the investment of its own capital in services, commercial and industrial activities, including the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas - LPG distribution (“Ultragaz”), automotive fuels & lubricants distribution, and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”). The Company is also present in oil refining through its investment in Refinaria de Petróleo Riograndense S.A. (“RPR”).

2.	Summary of significant accounting policies

Aiming at the convergence of the Brazilian accounting practices to the International Financial Reporting Standards (“IFRS”), during the years 2009 and 2010 the Brazilian Securities and Exchange Commission (“CVM”) issued several resolutions approving the Accounting Pronouncements Committee (“CPC”) pronouncements and established new accounting standards applicable to Brazil, effective in 2010 (“New BR GAAP”). These pronouncements are in accordance with the international accounting standards issued by the International Accounting Standards Board (“IASB”).

The interim financial information as of June 30, 2011 was prepared in accordance with Resolution CVM 581/09 (CPC 21) and International Accounting Standards (“IAS”) 34 - Interim Financial Reporting issued by IASB.

The Company’s individual interim financial information are stated according to the New BR GAAP, which differs from IFRS in two respects. IFRS does not require the equity method of accounting for the individual interim financial information of the parent company. Besides equity accounting, the parent company’s interim financial information in New BR GAAP contain another difference to IFRS, as expressly permitted by CPC 43 (R1), relating to the deferred charges, written off as of December 31, 2010, when such difference was eliminated.

The Company’s consolidated interim financial information are stated according to the IFRS, issued by IASB. The consolidated interim financial information as of 2010, previously reported in New BRGAAP (in accordance with CPC 43), is being presented considering the deferred charges written off in the IFRS initial adoption (in accordance with CPC 43 R1). See Note 28 for further detail of deferred charges amortization effects in the income statements in the period of 2010.

The accounting policies described below were applied by the Company and its subsidiaries in a consistent manner for all periods presented in these Company and consolidated interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

a.	Recognition of income

Revenue from sales and costs are recognized when all risks and benefits associated with the products are transferred to the purchaser. Revenue from services provided and their costs are recognized when the services are provided. Costs of products sold and services provided include goods (mainly fuels/lubricants and LPG), raw materials (chemicals and petrochemicals) and production, distribution, storage and filling costs.

b.	Cash equivalents

Include short-term highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further detail on cash equivalents of the Company and its subsidiaries.

c.	Financial instruments

In accordance with IAS 39 (CPC 38, 39 and 40), the financial instruments of the Company and its subsidiaries were classified into the following categories:

•
Measured at fair value through profit or loss: financial assets held for trading, that is, purchased or created primarily for the purpose of sale or repurchase in the short term, and derivatives. Changes in fair value are recorded as profit or loss, and the balances are stated at fair value.

•
Held to maturity: non-derivative financial assets with fixed or determinable payments, with fixed maturities for which the entity has the positive intent and ability to hold to maturity. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

•
Available for sale: non-derivative financial assets that are designated as available for sale or that were not classified into other categories. The interest earned is recorded as income, and the balances are stated at fair value. Differences between fair value and acquisition cost plus the interest earned are recorded in a specific account of the shareholders’ equity. Gains and losses recorded in the shareholders’ equity are included in income, in case of prepayment.

•
Loans and receivables: non-derivative financial instruments with fixed or determinable payments or receipts, not quoted in active markets, except: (i) those which the entity intends to sell immediately or in the short term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those the holder of which cannot substantially recover its initial investment for reasons other than credit deterioration. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries designate certain derivative financial instruments used to hedge against changes in interest rates and variations in the exchange rate as cash flow hedge. In the case of derivatives designed to hedge cash flows against changes caused by the variation in interest rates, the difference between the fair value of the financial instrument and its updated cost is recognized as a valuation adjustment in the shareholders’ equity, not affecting the income statement of the Company and its subsidiaries. In the case of foreign exchange derivatives designated by subsidiary RPR for hedge of future cash flows, the effect of variation in the derivative is posted to the valuation adjustment in shareholders’ equity until the time when the hedged item affects the income statement. The difference between the fair value of the derivative and updated cost is recognized directly in income of the subsidiary.

The Company and its subsidiaries designate derivative financial instruments used to compensate variations due to changes in interest rates in the market value of contracted debt in Reais as fair value hedge. Such variations, as well as the difference between the derivative financial instrument fair value and its updated cost, are recognized in the income.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 4, 14, and 20.

d.	Current and non-current assets

The trade accounts receivable are recorded at the amount invoiced, adjusted to the present value if applicable, including all direct taxes of the Company and its subsidiaries.

Allowance for doubtful accounts is calculated based on estimated losses and is set at an amount deemed by management to be sufficient to cover any loss on realization of accounts receivable.

Inventories are stated at the lower of average acquisition or production cost, and replacement cost or net realizable value.

The other assets are stated at the lower of cost and realizable value, including, if applicable, the interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 2.r).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

e.	Investments

Investments in subsidiaries are valued by the equity method of accounting in the interim financial information of the parent company.

Investments in companies in which management has a significant influence or in which it holds 20% or more of the voting stock, or that are part of a group under shared control are also accounted for the equity method of accounting (see Note 11). In the consolidated interim financial information the investments under shared control are consolidated proportionally by the Company (See Note 3).

The other investments are stated at acquisition cost less provision for loss, unless the loss is considered temporary.

f.	Property, plant and equipment

Recorded at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission or to restore assets. Property, plant and equipment acquired before December 31,1997 are adjusted for inflation as of that date.

Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12, taking into account the economic life of the assets, and are periodically revised.

Leasehold improvements are depreciated over the shorter of the contract term and useful/economic life of the property.

g.	Financial leases

•	Finance leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are stated at fair value or, if lower, present value of the minimum payments under the relevant contracts. The items recognized as assets are depreciated at the depreciation rates applicable to each group of assets in accordance with Note 12. Financial charges under the finance lease contracts are allocated to income over the contract term, based on the amortized cost and actual interest rate method (see Note 14.g).

•	Operating leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as expenses in the income statement on a straight-line basis over the term of the lease contract, in accordance with Note 21.d).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

h.	Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the main criteria below (see Note 13):

• Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated as from January 1, 2009 is shown as intangible asset corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the assets and liabilities of the acquired entity, and is tested annually to verify the existence of probable losses (impairment). In accordance with IFRS 3(R), goodwill is allocated to the respective cash generating units for impairment testing purposes.

• Bonus disbursements as provided in Ipiranga’s agreements with reseller gas stations and major consumers are recorded when incurred and amortized according to the term of the agreement.

• Other intangible assets acquired from third parties, such as software, technology and commercial property rights, are measured at the total acquisition cost less accumulated amortization expenses.

The Company and its subsidiaries have not recorded intangible assets that were created internally or that have an indefinite useful life, except for goodwill.

i.	Current and non-current liabilities

Current and noncurrent liabilities are stated at known or calculable amounts plus, if applicable, related charges, monetary changes and changes in exchange rates incurred until the date of the interim financial information. When applicable, the current and noncurrent liabilities are recorded in present value based on interest rates that reflect the term, currency and risk of each transaction. Transaction costs incurred and directly attributable to the activities necessary for contracting debt or loans or by issuing debt bonds, as well as premiums in the issuance of debentures and other debt or equity instruments, are appropriated to their instrument and amortized to income over their term.

j.	Income and social contribution taxes on profit

Current and deferred income tax (IRPJ) and social contribution (CSLL) are calculated based on the current rates of income tax and social contribution on profit, including the value of tax incentives, as stated in Note 9.b).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

k.	Assets retirement obligation – fuel tanks

This provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded gas stations after a certain period. The estimated amount of the obligation to remove this fuel tank is recorded as a liability when tanks are installed. The amount is recorded in property, plant and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are adjusted until the respective tank is removed (see Note 16). The estimated removal cost is revised periodically.

l.	Provision for contingencies

A provision for contingencies is created for quantifiable contingent risks, when chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recorded based on evaluation of the outcomes of the legal proceedings (see Note 21.a).

m.	Actuarial obligation for post-employment benefits

Reserves for actuarial liabilities for post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method, as described in Note 22.b).

n.	Transactions in foreign currency

Transactions in foreign currency carried out by the Company or its subsidiaries are translated into their functional currency at the exchange rate prevailing on the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated at the exchange rate prevailing on the balance sheet date. The effect of the difference between those exchange rates is recognized in income until their realization.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

o.	Basis for translation of interim financial information of foreign-based subsidiaries

Assets and liabilities of the subsidiaries Oxiteno México S.A. de C.V. and its subsidiaries, located in Mexico (functional currency: Mexican Peso), and Oxiteno Andina, C.A., located in Venezuela (functional currency: Bolivares Fortes), denominated in currencies other than that of the Company (functional currency: Real), are translated at the exchange rate in effect on the date of the interim financial information. Gains and losses resulting from changes in these foreign investments are directly recognized in the shareholders’ equity as cumulative translation adjustments and will be recognized as income if these investments are disposed of. The recorded balance in other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments as of June 30, 2011 was R$ 19,828 of exchange rate loss (R$ 18,597 loss as of December 31, 2010).

For IFRS purposes, based on IAS 29, from 2010, Venezuela is regarded as a hyperinflationary economy. As a result, the interim financial information of Oxiteno Andina C.A. were adjusted by the Venezuelan Consumer Price Index (CPI).

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered extended activities of the parent company and are translated at the exchange rate in effect by the end of the respective period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income. The loss recognized as income as of June 30, 2011 amounted to R$ 857 (R$ 860 gain as of June 30, 2010).

p.	Use of judgment

The interim financial information require the use of judgment and estimates for the accounting of certain assets, liabilities and results. In these estimates, the Company and subsidiaries' management use the best information available at the time of preparation of the interim financial information, as well as the experience of past and current events, also considering assumptions regarding future events. The interim financial information therefore include estimates related mainly to determining the fair value of financial instruments (Notes 4, 14 and 20), the determination of provisions for income taxes (Note 9), the useful life of property, plants and equipments (Note 12), recovery value of long-lived assets (Note 13), provisions for tax, civil and labor liabilities (Note 21.a) and estimates for the preparation of actuarial reports (Note 22). The actual result of the transactions and information may differ from estimates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

q.	Impairment of assets

The Company reviews, at least annually, the carrying value of assets for their possible impairment and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use or disposal. In cases where future expected cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of these assets. The factors considered by the Company in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors. No impairment was recorded in the abovementioned periods.

r.	Adjustment to present value

The subsidiaries booked the adjustment to present value of ICMS credit balances on property, plant and equipment (CIAP – see Note 7). The Company and its subsidiaries reviewed all items classified as long-term and, where relevant, short-term assets and liabilities and did not identify the need to adjust other balances to present value.

s.	Statements of value added

The Company and its subsidiaries prepare the statements of value added, individual and consolidated, according to CPC 09 - Statement of Value Added, as an integral part of the New BR GAAP interim financial information as applicable to public companies, while for IFRS purposes they represent additional financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

t.	New pronouncements not yet adopted

Some standards, amendments and interpretations to IFRS issued by IASB have not yet taken effect for the period ended June 30, 2011:

•	Limited exemption from Comparative IFRS 7 Disclosures for First-time Adopters.
•	Improvements to IFRS 2010.
•	IFRS 9 Financial Instruments
•	Prepayment of a minimum fund requirement (Amendment to IFRIC 14)
•	Amendments to IAS 32 Classification of rights issues
•	Amendments to IAS 19 - Employee Benefits
•	Consolidated Financial Statements - IFRS 10
•	Joint Arrangements- IFRS 11
•	Disclosure of Interests in Other Entities- IFRS 12
•	Fair Value Measurement - IFRS 13
•	Amendments to IAS 1 -Presentation of Financial Statements

CPC has not yet issued statements equivalent to the above IFRS pronouncement, but is expected to do so before the date they become effective. The early adoption of IFRS pronouncements is subject to prior approval of the CVM.

The Company and its subsidiaries have not estimated the impact of these new standards on their interim financial information.

On August 10, 2011 the Company’s Board of Directors authorized the conclusion of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

3.  Principles of consolidation and investments in affiliates

The consolidated interim financial information were prepared following the basic principles of consolidation established by IFRS. Investments of one company in the other, balances of asset and liability accounts and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. The non-controlling interests in subsidiaries is indicated in the interim financial information.

The consolidated interim financial information include the following direct and indirect subsidiaries:

		% interest in the share
		06/30/2011		12/31/2010
		Control		Control
	Location	Direct control	Indirect control	Direct control	Indirect control

Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100	-	100	-
Terminal Químico de Aratu S.A. – Tequimar	Brazil	-	99	-	99
União Vopak Armazéns Gerais Ltda. (*)	Brazil	-	50	-	50
Ultracargo Argentina S.A.	Argentina	-	100	-	100
Melamina Ultra S.A. Indústria Química	Brazil	-	99	-	99
Oxiteno S.A. Indústria e Comércio	Brazil	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	-	100	-	100
Barrington S.L.	Spain	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	-	100	-	100
Oxiteno USA LLC	United States	-	100	-	100
Global Petroleum Products Trading Corp.	Virgin Islands	-	100	-	100
Oxiteno Overseas Corp.	Virgin Islands	-	100	-	100
Oxiteno Andina, C.A.	Venezuela	-	100	-	100
Oxiteno Europe SPRL	Belgium	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	-	100	-	100
Ipiranga Produtos de Petróleo S.A.	Brazil	100	-	100	-
Distribuidora Nacional de Petróleo Ltda.	Brazil	-	-	-	100
am/pm Comestíveis Ltda.	Brazil	-	100	-	100
Centro de Conveniências Millennium Ltda.	Brazil	-	100	-	100
Conveniência Ipiranga Norte Ltda.	Brazil	-	100	-	100
Ipiranga Trading Limited	Virgin Islands	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	-	100	-	100
Ipiranga Logística Ltda.	Brazil	-	100	-	100
Maxfácil Participações S.A. (*)	Brazil	-	50	-	50
Isa-Sul Administração e Participações Ltda.	Brazil	-	100	-	100
Companhia Ultragaz S.A.	Brazil	-	99	-	99
Bahiana Distribuidora de Gás Ltda.	Brazil	-	100	-	100
Utingás Armazenadora S.A.	Brazil	-	56	-	56
LPG International Inc.	Cayman Islands	-	100	-	100
Imaven Imóveis Ltda.	Brazil	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	-	100	-	100
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	-	100	-	100
Refinaria de Petróleo Riograndense S.A. (*)	Brazil	33	-	33	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

(*)
The Company maintains a shared equity interest in these companies, whose articles of organization establish a joint control. These joint ventures are recognized by the Company using proportionate consolidation, as allowed by IAS 31.

RPR is primarily engaged in oil refining, Maxfácil Participações S.A. is primarily engaged in the management of Ipiranga-branded credit cards, and União Vopak Armazéns Gerais Ltda. is primarily engaged in liquid bulk storage in the port of Paranaguá.

Business combination – Acquisition of Distribuidora Nacional de Petróleo Ltda. (“DNP”)

On November 1, 2010, the Company, through its subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”), acquired a 100% equity interest in DNP. The total acquisition amount, after working capital adjustment, was of R$ 73,427. This acquisition reinforces the strategy of expansion, initiated with the acquisition of Texaco, to the midwest, northeast and north of Brazil where the consumption growth has been above the national average and the market share of Ipiranga is lower than that in the south and southeast.

The acquisition cost was allocated among the identified assets acquired and liabilities assumed, valued at fair value. During the process of identification of assets and liabilities, intangible assets which were not recognized in the acquired entity’s books were also taken into account. The goodwill based on expected future earnings is R$ 16,699. The value added for assets acquired, which was determined based on a report prepared by an independent appraiser, is R$ 54,349, which reflects the difference between the market value and the book value of the assets.

The table below summarizes the fair values of the assets acquired and liabilities assumed as of the completion of the acquisition:

R$

Current assets
Cash and cash equivalents	2,322
Trade accounts receivable	15,295
Inventories	18,003
Other	9,672
45,292

Non-current assets
Property, plant and equipment	15,977
Intangible	46,650
Other	8,254
Goodwill	16,699
87,580

Total assets acquired and goodwill	132,872

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Current liabilities
Trade payables	7,784
Income tax and social contribution	5,130
Income tax and social contribution payable	1,210
Salaries and related charges	754
Other	6,345
21,223

Non-current liabilities
Provision for contingencies	14,812
Income tax and social contribution	18,587
Other	4,823
38,222

Net assets	73,427

In February 2011, in order to simplify the corporate structure, the subsidiary DNP was merged into IPP.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

4.	Financial assets

Financial assets, excluding cash and bank deposits, are substantially represented by money invested: (i) in Brazil, in debentures, certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (“CDI”) and in Federal government bonds; (ii) abroad, in certificates of deposits of first-rate financial institutions and in short-term investment funds with a portfolio composed of bonds issued by the U.S. Government; and (iii) currency and interest rate hedging instruments.

•	Cash and cash equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) short-term investments, highly liquid, readily convertibles to a known amount of cash and which are subject to an insignificant risk of value change.

	Parent		Consolidated
	06/30/2011	12/31/2010	06/30/2011	12/31/2010

Cash and bank deposits
In local currency	108	23	65,465	59,980
In foreign currency	-	-	9,699	12,813

Financial investments
In local currency
Fixed-income securities and funds	253,237	407,681	2,275,760	2,569,625

Total cash and cash equivalents	253,345	407,704	2,350,924	2,642,418

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

•	Financial investments

Financial assets that are not cash and cash equivalents are considered financial investments.

	Parent		Consolidated
	06/30/2011	12/31/2010	06/30/2011	12/31/2010

Financial investments
In local currency
Fixed-income securities and funds	1,241	12,758	183,745	360,032

In foreign currency
Fixed-income securities and funds	-	-	185,737	198,149

Income from currency and interest rate hedging instruments (a)	-	-	8,888	19,778

Total of financial investments	1,241	12,758	378,370	577,959

Current	1,241	12,758	370,604	558,209

Non-current	-	-	7,766	19,750

(a)        Accumulated gains, net of income tax (see Note 20).

The financial assets of the Company and its subsidiaries, except cash and bank deposits, were classified, according to their characteristics and the Company’s intention, into: (i) measured at fair value through profit or loss; (ii) held to maturity; and (iii) available for sale, as shown on the table below.

	Consolidated
	06/30/2011	12/31/2010

Measured at fair value through profit or loss	2,284,648	2,589,403
Held to maturity	7,193	7,193
Available for sale	362,289	550,988

Financial assets, except cash and bank deposits	2,654,130	3,147,584

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

5.	Trade accounts receivable (Consolidated)

	06/30/2011	12/31/2010

Domestic customers	1,685,018	1,605,767
Reseller financing - Ipiranga	222,140	202,719
Foreign customers	133,900	123,823
(-) Allowance for doubtful accounts	(121,570)	(119,932)

	1,919,488	1,812,377

Current	1,811,043	1,715,709

Non-current	108,445	96,668

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade accounts receivable, gross, is as follows:
	Total	Not yet due	Less than 30 days	31-60 days	61-90 days	91-180 days	More than 180 days

June 30, 2011	2,041,058	1,793,840	64,351	10,315	5,939	9,381	157,232

December 31, 2010	1,932,309	1,692,151	60,321	16,415	5,067	9,442	148,913

Movements in the allowance for doubtful accounts are as follows:

Balance as of December 31, 2010	119,932
Additions	16,394
Write-offs	(14,756)
Balance as of June 30, 2011	121,570

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

6.	Inventories (Consolidated)

	06/30/2011			12/31/2010
	Cost	Provision for loss	Net balance	Cost	Provision for loss	Net balance

Finished goods	255,673	(13,161)	242,512	181,419	(9,905)	171,514
Work in process	2,864	-	2,864	7,907	-	7,907
Raw materials	248,149	(883)	247,266	177,123	(2,059)	175,064
Liquefied petroleum gas (LPG)	32,878	-	32,878	26,648	-	26,648
Fuels, lubricants and greases	621,291	(685)	620,606	553,491	(1,032)	552,459
Consumable materials and bottles for resale	51,762	(983)	50,779	49,688	(1,028)	48,660
Advances to suppliers	94,754	-	94,754	111,578	-	111,578
Properties for resale	39,283	-	39,283	39,707	-	39,707

	1,346,654	(15,712)	1,330,942	1,147,561	(14,024)	1,133,537

Movements in the provision for loss are as follows:

Balance as of December 31, 2010	14,024
Write-off and addition, net	1,688
Balance as of June 30, 2011	15,712

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

7.	Recoverable taxes

Recoverable taxes are substantially represented by credit balances of Tax on Goods and Services (ICMS), Taxes for Social Security Financing (COFINS), Employee’s Profit Participation Program (PIS), and Income and Social Contribution Taxes (IRPJ and CSLL).

	Parent		Consolidated
	06/30/2011	12/31/2010	06/30/2011	12/31/2010

IRPJ and CSLL	90,510	78,868	167,733	145,554
ICMS	-	-	182,966	202,584
Provision for ICMS losses (*)	-	-	(46,537)	(56,130)
Adjustment to present value of ICMS on property, plant and equipment - CIAP (see Note 2.r)	-	-	(3,751)	(3,273)
PIS and COFINS	21	21	140,373	97,568
Value-Added Tax (IVA) on the subsidiaries Oxiteno Mexico S.A. de C.V. and Oxiteno Andina, C.A.	-	-	13,369	10,507
IPI	-	-	3,546	4,342
Others	2	21	7,654	7,935
Total	90,533	78,910	465,353	409,087

Current	41,426	69,897	368,222	354,317

Non-current	49,107	9,013	97,131	54,770

(*)	The provision for ICMS losses relates to credit balances that the subsidiaries estimate to be unable to offset in the future.

Movements in the provision for ICMS losses are as follows:

Balance as of December 31, 2010	56,130
Additions	5,089
Recoveries	(14,682)
Balance as of June 30, 2011	46,537

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

8.	Related parties

a.	Related companies

	Parent
	Loans	Debentures	Financial income
	Assets	Assets

Companhia Ultragaz S.A.	4,017	-	-
Oxiteno S.A Indústria e Comércio	1,874	-	-
Terminal Químico de Aratu S.A. - Tequimar	1,071	-	-
Ipiranga Produtos de Petróleo S.A.	-	776,964	62,783
Total as of June 30, 2011	6,962	776,964	62,783
Total as of December 31, 2010	6,962	773,907
Total as of June 30, 2010			48,626

	Consolidated
	Loans		Commercial transactions

	Assets	Liabilities	Receivable	Payable

Braskem S.A.	-	-	-	5,840
Copagaz Distribuidora de Gas Ltda.	-	-	350	-
Liquigás Distribuidora S.A.	-	-	220	-
Oxicap Indústria de Gases Ltda.	9,654	-	-	503
Petróleo Brasileiro S.A. – Petrobras	-	-	-	269,276
Química da Bahia Indústria e Comércio S.A.	-	3,195
Refinaria de Petróleo Riograndense S.A.(*)	-	-	-	276
SHV Gás Brasil Ltda.	-	-	171	-
Other	490	826	83	-

Total as of June 30, 2011	10,144	4,021	824	275,895
Total as of December 31, 2010	10,144	4,021	2,324	261,035

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Commercial transactions

	Sales	Purchases

Braskem S.A.	11,359	346,353
Copagaz Distribuidora de Gas Ltda.	2,607	-
Liquigás Distribuidora S.A.	2,910	-
Oxicap Indústria de Gases Ltda.	3	5,079
Petróleo Brasileiro S.A. – Petrobras	8,718	13,952,007
Quattor Participações S.A.	-	83,418
Refinaria de Petróleo Riograndense S.A. (*)	-	115,545
Servgás Distribuidora de Gas S.A.	690	-
SHV Gás Brasil Ltda.	945	-

Total as of June 30, 2011	27,232	14,502,402
Total as of June 30, 2010	83,766	12,918,099

(*)	Relates to the non-eliminated portion of the transactions between RPR and IPP, since RPR is proportionally consolidated and IPP is fully consolidated.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation and storage services based on arm’s length market prices and terms with customers and suppliers with comparable operational performance. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company’s management, transactions with related parties are not subject to settlement risk, which is why no allowance for doubtful accounts or collaterals are provided. Collaterals provided by the Company in borrowings and financing of subsidiaries and affiliates are mentioned in Note 14.i). Borrowing arrangements are contracted in light of temporary cash surpluses or deficits of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

b.	Key management personnel - Compensation (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of the maintenance of a competitive compensation, and is aimed at retaining key officers and compensating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive´s experience, responsibility and his position´s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance and other similar benefit; (b) variable compensation paid annually with the objective of aligning the executive´s and the Company´s objectives, and is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. Further details about stock compensation are contained in Note 8.c) and about post employment benefits in Note 22. In addition, the Company has a long-term variable remuneration plan with the purpose of aligning the long-term interests of executive officers and shareholders, as well as the retention of these executives. The Ultrapar´executive officers may receive additional variable compensation depending on the Company’s shares’ performance between 2006 and 2011, reflecting the target of more than doubling the share value of the Company in 5 years.

As of June 30, 2011, the Company and its subsidiaries recorded expenses for compensation of its key personnel (Company’s directors and elected officers) in the amount of R$ 13,293 (R$ 12,486 as of June 30, 2010). Out of this total, R$ 11,080 relates to short-term compensation (R$ 10,715 as of June 30, 2010), R$ 1,616 to compensation in stock (R$ 1,178 as of June 30, 2010) and R$ 597 (R$ 593 as of June 30, 2010) to post-employment benefits. In addition to the above amounts, the Company accrued, in 2011, R$ 18,206 (R$ 2,500 as of June 30, 2010) related to the variable long-term remuneration plan.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)
c.	Stock compensation plan

At a Special General Meeting held on November 26, 2003, a benefit plan was approved for managers of the Company and its subsidiaries, which provides: (i) initial grant of usufruct of shares issued by the Company held in treasury by the subsidiaries at which the beneficiary managers are employed; and (ii) transfer of title to the shares within five to ten years after the initial grant, subject to continuation of employment of the beneficiary manager with the Company and its subsidiaries. The total amount granted to executives as of June 30, 2011, including tax charges, was R$ 39,164 (R$ 39,164 as of December 31, 2010). Such amount is being amortized over a period of five to ten years after the award, and amortization for the period ended on June 30, 2011 in the amount of R$ 3,004 (R$ 2,190 as of June 30, 2010) was recorded as operating expense for the period. The values of the awards were determined on the date of grant based on the market value of these shares on the BM&FBovespa.

The chart below summarizes the information on the shares granted to executives of the Company:

Date of award	Restricted shares granted	Market price of shares (in R$)	Total compensation costs, including taxes	Accumulated compensation costs recorded	Accumulated compensation costs not recorded

November 10, 2010	260,000	26.78	9,602	(1,087)	8,515
December 16, 2009	250,000	20.75	7,155	(1,925)	5,230
October 8, 2008	696,000	9.99	9,593	(4,480)	5,113
December 12, 2007	160,000	16.17	3,570	(2,173)	1,397
November 9, 2006	207,200	11.62	3,322	(1,550)	1,772
December 14, 2005	93,600	8.21	1,060	(592)	468
October 4, 2004	167,900	10.20	2,361	(1,594)	767
December 18, 2003	239,200	7.58	2,501	(1,897)	604
	2,073,900		39,164	(15,298)	23,866

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

9.	Income and social contribution taxes

a.	Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax credits and debits, which are not subject to statute of limitations, resulting from tax losses, temporary additions, negative tax bases and revaluation of property, plant and equipment, among others. Credits are sustained by the continued profitability of their operations. Deferred income tax and social contribution are recorded under the following categories:

	Parent		Consolidated
	06/30/2011	12/31/2010	06/30/2011	12/31/2010

Assets - Deferred income and social contribution taxes on:
Provision for loss of assets	-	-	23,789	27,646
Provisions for contingencies	217	185	84,868	66,898
Provision for post-employment benefit (see Note 22.b)	-	-	30,843	30,843
Provision for differences between cash and accrual basis	-	-	20,050	16,414
Provision for goodwill paid on investments (see Note 13)	-	-	271,363	306,086
Other provisions	-	-	47,449	20,715
Tax losses and negative basis for social contribution to offset (d)	-	-	59,048	59,978
Adoption of IFRS effect	-	-	17,487	35,817

Total	217	185	554,897	564,397

Liabilities - Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	-	-	704	364
Accelerated depreciation	-	-	104	109
Provision for adjustments between cash and accrual basis	-	-	3,754	7,931
Temporary differences of foreign subsidiaries	-	-	854	842
Transition Tax Regime effect	-	-	25,055	17,466

Total	-	-	30,471	26,712

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The estimated recovery of deferred tax assets relating to income and social contribution taxes is stated as follows:

	Parent	Consolidated

Up to 1 year	-	199,437
From 1 to 2 years	217	112,779
From 2 to 3 years	-	88,222
From 3 to 5 years	-	103,381
From 5 to 7 years	-	32,502
From 7 to 10 years	-	18,576

	217	554,897

b.	Reconciliation of income and social contribution taxes on income

Income and social contribution taxes are reconciled to the full tax rates as follows:

	Parent		Consolidated

	06/30/2011	06/30/2010	06/30/2011	06/30/2010

Income before taxes and equity in income of subsidiaries and affiliates	9,747	992	561,378	444,124
Full tax rates - %	34	34	34	34
Income and social contribution taxes at the official tax rates	(3,314)	(338)	(190,868)	(151,002)
Adjustments to the actual rate:
Operating provisions and nondeductible expenses/nontaxable revenues	-	(4)	12,854	(2,108)
Adjustment to estimated income	-	-	11,772	10,220
Workers Meal Program (PAT)	-	-	259	188
Other adjustments	12	14	(864)	(1,568)
Income and social contribution taxes before tax incentives	(3,302)	(328)	(166,847)	(144,270)

Tax incentives - ADENE	-	-	14,404	15,607
Income and social contribution taxes in the income statement	(3,302)	(328)	(152,444)	(128,663)

Current	(3,334)	(276)	(130,588)	(79,656)
Deferred	32	(52)	(36,260)	(64,614)
Tax incentives - ADENE	-	-	14,404	15,607

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

c.	Tax exemptions

The following subsidiaries are entitled to partial or total income tax exemptions under the program for development of northeastern Brazil:

Subsidiary	Units	Incentive - %	Expiration

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2013
	Suape base	75	2018
	Aracaju base	75	2017
	Caucaia base	75	2012

Terminal Químico de Aratu S.A. – Tequimar	Aratu terminal	75	2012
	Suape terminal	75	2015

d.	Income and Social Contribution Tax carryforwards

The Company and its subsidiaries have net operating losses carryforwards (income tax) amounting to R$ 176,381 and negative basis of social contribution tax amounting to R$ 166,146, which use are limited to 30% of taxable income of future periods, and that do not expire.

10.	Prepaid expenses (Consolidated)

	06/30/2011	12/31/2010

Rents	29,186	28,926
Stock compensation plan, net (see Note 8.c)	19,306	21,822
Software maintenance	19,086	7,156
Advertising and publicity	15,448	3,769
Insurance premiums	6,615	8,457
Purchases of meal and transportation tickets	3,486	3,902
Taxes and other prepaid expenses	5,441	1,727

	98,568	75,759

Current	48,640	35,148

Non-current	49,928	40,611

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

11.	Investments

a.	Subsidiaries (Parent company)

	June 30, 2011

	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	9,323,829	35,102,127	224,467,228,244	5,078,888
Shareholders’ equity adjusted for intercompany unrealized profits - R$	746,428	2,181,615	2,213,607	46,754
Net income for the period after adjustment for unrealized profits - R$	34,479	73,627	290,130	2,436

	December 31, 2010

	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	9,323,829	35,102,127	224,467,228,244	5,078,888
Shareholders’ equity adjusted for intercompany unrealized profits - R$	711,949	1,788,180	2,423,056	48,135

	June 30, 2010
Net income for the period after adjustment for unrealized profits - R$	31,445	29,149	243,660	32,049

Operating financial information of the subsidiaries is detailed in Note 19.

	Investments		Equity in income
	06/30/2011	12/31/2010	06/30/2011	06/30/2010

Ipiranga Produtos de Petróleo S.A.	2,213,607	2,423,056	290,130	243,660
Oxiteno S.A. Indústria e Comércio	2,181,674	1,788,180	73,627	29,149
Ultracargo – Operações Logísticas e Participações Ltda.	746,428	711,949	34,479	31,445
Refinaria de Petróleo Riograndense S.A.	15,524	15,982	918	10,642
	5,157,233	4,939,167	399,154	314,896

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The table below summarizes the 33% interest in RPR attributed to the Company as of June 30, 2011:

RPR

Current assets	31,740
Non-current assets	20,982

Current liabilities	6,386
Non-current liabilities and shareholders’ equity	46,336

Net revenue from sales and services	52,462
Costs and operating expenses	(50,762)
Operating income	1,700
Net financial expenses and social contribution and income taxes	(613)
Net income	1,087

b.	Affiliated companies (Consolidated)

	Investments		Equity in income
	06/30/2011	12/31/2010	06/30/2011	06/30/2010

Transportadora Sulbrasileira de Gás S.A.	6,741	6,668	105	8
Química da Bahia Indústria e Comércio S.A.	3,705	3,722	(17)	(15)
Oxicap Indústria de Gases Ltda.	1,938	2,075	(137)	(131)
	12,384	12,465	(49)	(138)

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”) holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in the manufacture, marketing and processing of chemicals. The operations of this associated company are currently suspended.

Subsidiary Companhia Ultragaz S.A. (“Cia Ultragaz”) holds an interest in Metalúrgica Plus S.A. which is primarily engaged in the manufacture and marketing of LPG containers, and in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of these two associated companies are currently suspended.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

	06/30/2011
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Current assets	5,235	17,056	700	775	33
Non-current assets	22,613	90,624	8,936	466	3,065
Current liabilities	552	8,794	-	21	90
Non-current liabilities	332	84,301	2,226	1,708	3,983
Shareholders’ equity	26,964	14,585	7,410	(488)	(975)
Net revenue from sales and services	1,926	13,538	-	-	-
Costs and operating expenses	(1,809)	(13,671)	(55)	(63)	4
Net financial expenses and social contribution and income taxes	149	(413)	24	30	(1)
Net income	266	(546)	(31)	(33)	3

Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

In the consolidated interim financial information, the investment of subsidiary Oxiteno S.A. in the affiliate Oxicap is valued by the equity method of accounting based on its information as of May 31, 2011, while the other affiliates are valued based on the interim financial information as of June 30, 2011.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

12.	Property, plant and equipment (Consolidated)

Balances and changes in property, plant and equipment are as follows:

	Average annual depreciation rate	Balance as of 12/31/2010	Additions	Balance of DNP acquisition adjustment	Depreciation	Transfer	Write-offs	Exchange rate	Balance as of 06/30/2011

Cost:
Land	-	375,669	95	-	-	4,268	(16,569)	(10)	363,453
Buildings	26	1,046,128	2,994	1,055	-	32,362	(19,231)	(239)	1,063,069
Leasehold improvements	14	372,760	6,862	-	-	7,950	(3,943)	(2)	383,627
Machinery and equipment	12	2,601,836	46,275	-	-	117,740	(1,320)	(2,082)	2,762,449
Automotive fuel/lubricant distribution equipment and facilities	14	1,465,777	52,369	614	-	51,950	(10,970)	-	1,559,740
LPG tanks and bottles	12	362,882	55,081	-	-	-	(11,606)	-	406,357
Vehicles	7	173,408	11,498	167	-	3,236	(13,181)	168	175,296
Furniture and utensils	7	105,795	3,349	-	-	1,041	(114)	(488)	109,583
Construction in progress	-	422,471	157,061	-	-	(111,775)	(4,348)	285	463,694
Advances to suppliers	-	6,525	4,569	-	-	(726)	-	-	10,368
Imports in progress	-	340	52	-	-	(68)	-	-	324
IT equipment	5	178,296	3,724	-	-	151	(1,252)	(7)	180,912
		7,111,887	343,929	1,836	-	106,129	(82,534)	(2,375)	7,478,872

Accumulated depreciation:
Buildings		(436,875)	-	-	(18,899)	(11,654)	12,501	156	(454,771)
Leasehold improvements		(195,091)	-	-	(10,919)	(96)	3,595	1	(202,510)
Machinery and equipment		(1,130,575)	-	-	(90,071)	(91,032)	736	212	(1,310,730)
Automotive fuel/lubricant distribution equipment and facilities		(834,834)	-	-	(38,837)	156	9,254	-	(864,261)
LPG tanks and bottles		(190,255)	-	-	(10,612)	-	4,188	-	(196,679)
Vehicles		(109,346)	-	-	(2,524)	(632)	10,397	(37)	(102,142)
Furniture and utensils		(62,325)	-	-	(4,626)	(2,981)	78	3	(69,851)
IT equipment		(146,831)	-	-	(6,322)	110	911	16	(152,116)
		(3,106,132)	-	-	(182,810)	(106,129)	41,660	351	(3,353,060)

Provision for loss:
Land		(197)	-	-	-	-	-	-	(197)
Machinery and equipment		(1,854)	-	-	-	-	253	-	(1,601)
		(2,051)	-	-	-	-	253	-	(1,798)

Net		4,003,704	343,929	1,836	(182,810)	-	(40,621)	(2,024)	4,124,014

Construction in progress relates substantially to: (i) expansions and renovations in industrial facilities and (ii) construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of property, plant and equipment relate basically to manufacturing of equipment for expansion of plants.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

13.	Intangible assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Goodwill	Software	Technology	Commercial property rights	Market rights	Others	Total

Balance as of December 31, 2010	714,391	68,187	12,011	12,466	535,081	3,475	1,345,611
Balance of DNP acquisition adjustment	(21,804)	-	-	-	4,865	-	(16,939)
Additions	-	16,874	-	-	157,538	713	175,125
Write-offs	-	(148)	-	-	-	(242)	(390)
Amortization	-	(12,809)	(2,201)	(275)	(86,136)	(58)	(101,479)
Exchange rate	-	-	-	-	142	(51)	91
Deffered IRPJ/CSLL	(8,038)	-	-	-	-	-	(8,038)
Balance as of June 30, 2011	684,549	72,104	9,810	12,191	611,490	3,837	1,393,981

Weighted average term of amortization (years)	-	5	5	30	6	9

Goodwill from acquisition of companies was amortized until December 31, 2008, when its amortization ceased, and the net remaining balance is tested annually for impairment analysis purposes.

The Company has the following balances of goodwill as of June 30, 2011 and December 31, 2010:

	06/30/2011	12/31/2010
Goodwill on the acquisition of:
Ipiranga	276,724	276,724
União Terminais	211,089	211,089
Texaco	177,759	177,759
DNP	16,699	46,541
Others	2,278	2,278
	684,549	714,391

Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information and other systems.

The Company records as technology certain rights held by the subsidiaries Oxiteno S.A., Oxiteno Nordeste, and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”). Such licenses cover the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which products are supplied to various industries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Commercial property rights include those described below:

•
On July 11, 2002, the subsidiary Terminal Químico de Aratu S.A. – Tequimar (“Tequimar”) executed an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows exporting from the area in which the Aratu Terminal is located for 20 years, renewable for a like period. The price paid by Tequimar was R$ 12,000, which is being amortized over the period from August 2002 to July 2042.

•
In addition, the subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for another 20 years, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized over the period from August 2005 to December 2022.

Market rights refer mainly to bonus disbursements as provided in Ipiranga’s agreements with reseller gas stations and major consumers. Bonus disbursements are recorded when incurred and recognized as an expense in the income statement over the term of the agreement (typically 5 years).

Research & development expenses amounted to R$ 10,498 in the income until June 30, 2011 (R$ 9,292 in the income until June 30, 2010).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

14.	Loans, debentures and finance leases (Consolidated)

a.           Composition

Description	06/30/2011	12/31/2010	Index/Currency	Weighted average financial charges 06/30/2011 - % p.a.		Maturity
Foreign currency:
Notes in the foreign market (b)	387,599	413,284	US$	+7.2		2015
Foreign loan (c)	92,960	99,749	US$ + LIBOR (i)	+1.0		2014
Advances on foreign exchange contracts	92,573	41,626	US$	+1.7		< 286 days
BNDES (d)	64,509	67,195	US$	+5.8		2011 to 2017
Foreign currency advances delivered	51,243	64,080	US$	+1.1		< 99 days
Financial institutions	16,029	16,656	MX$ + TIIE (ii)	+2.6		2011 to 2014
Financial institutions	6,337	6,740	US$ + LIBOR (i)	+2.1		2011
Financial institutions	3,147	22	Bs (iii)	+15.1		2011 to 2013
FINIMP	756	779	US$	+7.0		2012
Financial institutions – RPR	-	1,581
BNDES (d)	-	8
Subtotal	715,153	711,720

Local currency:
Banco do Brasil – fixed (e)	2,013,822	1,916,257	R$	+11.8		2012 to 2015
Debentures (f)	1,059,861	1,196,116	CDI	108.5		2012
BNDES (d)	999,960	1,178,081	TJLP (iv)	+3.5		2012 to 2019
Banco do Brasil – floating (e)	200,859	-	CDI	98.5		2014
Banco do Nordeste do Brasil	92,707	99,355	R$	+8.5	(vi)	2018
Loan – MaxFácil	81,660	77,391	CDI	100.0		2012
BNDES (d)	76,442	65,137	R$	+5.9		2011 to 2021
FINEP	57,204	61,738	TJLP (iv)	+0.5		2013 to 2014
Finance leases (g)	42,965	-	IGP-M (v)	+5.6		2031
Debentures – RPR (f)	17,882	-	CDI	118,0		2014
FINAME	3,625	5,922	TJLP (iv)	+2.8		2011 to 2013
Fixed finance leases (g)	1,744	2,171	R$	+14,8		2011 to 2014
Floating finance leases (g)	339	3,374	CDI	+1.8		2011
Working capital loan – RPR	-	23,765
Others	-	634

Subtotal	4,649,070	4,629,941

Income from currency and interest rate hedging instruments	62,741	54,372

Total	5,426,964	5,396,033

Current	1,388,563	820,484

Non-current	4,038,401	4,575,549

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

(i)	LIBOR = London Interbank Offered Rate.

(ii)	MX$ = Mexican Peso; TIIE = Mexican interbank balance interest rate.

(iii)	Bs = Venezuelan Bolivares Fortes.

(iv)	TJLP = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On June 30, 2011, TJLP was fixed at 6% p.a.

(v)	IGP-M = General Market Price Index is a measure of Brazilian inflation calculated by the Getúlio Vargas Foundation.

(vi)
Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste. On June 30, 2011, the FNE interest rate was 10% p.a. FNE grants a discount of 15% over the interest rate for timely payments.

The long-term amounts break down as follows by year of maturity:

	06/30/2011	12/31/2010

From 1 to 2 years	2,213,452	2,197,838
From 2 to 3 years	800,911	1,024,879
From 3 to 4 years	453,848	440,504
From 4 to 5 years	473,320	824,695
More than 5 years	96,869	87,633
	4,038,400	4,575,549

As provided in Resolution IAS 39, the transaction costs and issue premiums associated with borrowings by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.h).

The Company’s management contracted hedging against foreign exchange and interest rate changes for a portion of its debt obligations (see Note 20).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

b.           Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. (“LPG Inc.”) issued US$ 250 million in notes in the foreign market, with maturity in December 2015 and interest of 7.25% p.a., paid semiannually, with the first payment due June 2006. The issue price was 98.75% of the face value of the note, which represented a total return of 7.429% p.a. for the investor at the time of issuance. The notes were secured by the Company and Oxiteno S.A.

As a result of the issuance of notes in the foreign market, the Company and the subsidiaries above, are subject to certain commitments, including:

•	Limitation of transactions with shareholders owning more than 5% of any class of stock of the Company that are not as favorable to the Company as available in the market.

•
Required resolution of the Board of Directors for transactions with the Company’ direct or indirect controlling parties, or their subsidiaries, in an amount exceeding US$ 15 million (except for transactions of the Company with subsidiaries and between its subsidiaries).

•	Restriction on transfer of all or substantially all assets of the Company and its subsidiaries.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

c.           Foreign loan

In June 2011, the subsidiary Oxiteno Overseas renegotiated the syndicated loan contracted in June 2005 and renewed in June 2008 in the amount of US$ 60 million. The foreign loan has maturity in June 2014 and interest of LIBOR + 1.00% p.a. The Company contracted instruments of protection with floating interest rate in dollar and exchange rate variation, changing the foreign loan charge to 86.9% of CDI (see Note 20). The foreign loan is secured by the Company and subsidiary Oxiteno S.A.

As a result of the issuance of the foreign loan, some obligations other than those in Note 14.b) must be maintained by the Company and its subsidiaries. Additionally the following restrictions are imposed to the Company:

•	Maintenance of a financial index, determined by the ratio between net debt and consolidated Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), at less than or equal to 3.5.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

•	Maintenance of a financial index determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company maintains the levels of covenants required by this loan. The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

d.           BNDES

The Company and its subsidiaries have financing from BNDES, for some of their investments and for working capital.

During the period of these agreements, the Company must keep the following capitalization and current liquidity levels, as determined in annual audited balance sheet:

- capitalization level: shareholders’ equity / total assets equal to or above 0.30; and
- current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company maintains the levels of covenants required by this loan. The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

e.           Banco do Brasil

The subsidiary IPP has fixed and floating loans from Banco do Brasil to finance the marketing, processing or manufacture of agricultural goods (ethanol). IPP contracted interest rate hedging instruments, thus converting the fixed charges for those loans into an average 98.75% of CDI (see Note 20). Subsidiary IPP designates these instruments of protection as a fair value hedge. Therefore, loans and hedging instruments are both stated at fair value from inception.

f.           Debentures

•
In December 2009, the Company concluded the review of certain terms and conditions of its third issuance of debentures, in a single series of 1,200 simple, nonconvertible into shares, unsecured debentures, after which  the interest of the debentures was reduced to 108.5% CDI and its maturity date was extended to December 4, 2012. The debentures have annual interest payments and amortization in one single tranche at the maturity date, as according to the following characteristics:

Face value of each:	R$ 1,000,000.00
Final maturity:	December 4, 2012
Payment of the face value:	Lump at final maturity
Interest:	108.5% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

In November 2010, RPR made its first issuance of debentures, in a single series of 50 simple debentures, nonconvertible into shares, with floating charges, and the following characteristics:

Face value of each:	R$ 1,000,000.00
Final maturity:	November 30, 2014
Payment of the face value:	Eight equal quarterly installments, starting on March 01, 2013 and the last on November 30, 2014
Interest:	118.0% of CDI
Payment of interest:	Eight equal quarterly installments, starting on March 01, 2013 and the last on November 30, 2014
Reprice:	Not applicable

Financial settlement occurred in January 2011. The RPR debentures were consolidated proportionally to the Company’s investment in RPR.

g.           Finance leases

In April 2011, the subsidiary Cia. Ultragaz contracted a finance lease relating to bases for LPG bottling maturing in April 2031.

The subsidiaries IPP and Serma have finance lease contracts primarily related to fuel distribution equipment, such as tanks, pumps, VNG compressors and IT equipment. These contracts have terms between 36 and 60 months.

The subsidiaries IPP and Serma have the option to purchase the assets at a price substantially lower than the fair market price on the date of option, and management intends to exercise such option. No restrictions are imposed on these agreements.

The amounts of the equipments, net of depreciation, and of the liabilities corresponding to such equipments, recorded as of June 30, 2011 and December 31, 2010 are shown below:

	06/30/2011
	LPG bottling	Fuel distribution equipment	IT equipment	Vehicles for fuel transportation

Equipment and Intangible assets, net of depreciation	42,165	19,862	2,131	872

Financing (present value)	42,965	339	1,267	477

Current	1,386	339	602	262
Non-current	41,579	-	665	215

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

	12/31/2010
	Fuel distribution equipment	IT equipment	Vehicles for fuel transportation

Equipment, net of depreciation	20,731	1,973	848

Financing (present value)	3,374	1,568	603

Current	3,374	618	265
Non-current	-	950	338

The future disbursements (installments), assumed under these contracts, total approximately:

	06/30/2011
	LPG bottling	Fuel distribution equipment	IT equipment	Vehicles for fuel transportation

Up to 1 year	3,540	351	725	376
From 1 to 2 years	3,540	-	534	285
From 2 to 3 years	3,540	-	197	-
From 3 to 4 years	3,540	-	-	-
From 4 to 5 years	3,540	-	-	-
More than 5 years	52,510	-	-	-

	70,210	351	1,457	661

	12/31/2010
	Fuel distribution equipment	IT equipment	Vehicles for fuel transportation

Up to 1 year	3,565	780	366
From 1 to 2 years	-	629	366
From 2 to 3 years	-	440	102

	3,565	1,849	834

The above amounts include ISS tax payable (except for disbursements for the LPG bottling and distribution bases) on the monthly installments and will be adjusted by IGP-M or CDI until the respective payment dates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

h.           Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instrument and recorded as expense according to the effective rate, as follows:

	Effective rate of transaction costs (% p.a.)	Balance as of 12/31/2010	Incurred cost	Amortization	Balance as of 06/30/2011

Banco do Brasil (e)	0.7%	24,545	4,353	(3,266)	25,632
Debêntures (f)	0.6%	13,851	-	(4,925)	8,926
Notes in the foreign market (b)	0.2%	4,105	-	(644)	3,461
Others	0.4%	758	508	(402)	864
Total		43,259	4,861	(9,237)	38,883

The amount to be appropriated to income in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Total

Banco do Brasil (e)	12,255	7,761	4,089	1,527	-	25,632
Debêntures (f)	6,023	2,903	-	-	-	8,926
Notes in the foreign market (b)	769	769	769	769	385	3,461
Others	229	276	331	28	-	864
Total	19,276	11,709	5,189	2,324	385	38,883

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

i.           Guarantees

The financings are guaranteed by collateral in the amount of R$ 86,021 as of June 30, 2011 (R$ 83,749 as of December 31, 2010) and by guarantees and promissory notes in the amount of R$ 1,837,446 as of June 30, 2011 (R$ 2,006,064 as of December 31, 2010).

In addition, the Company and its subsidiaries offer collateral in the form of bank letters of guarantee for commercial and legal proceeding in the amount of R$ 89,226 as of June 30, 2011 (R$ 141,081 as of December 31, 2010).

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 6,171, as of June 30, 2011 (R$ 7,768 as of December 31, 2010), with maturities of no more than 211 days. As of June 30, 2011, the Company and its subsidiaries did not have losses in connection with these collaterals. The fair value of collateral recognized in current liabilities is R$ 148 as of June 30, 2011 (R$ 190 as of December 31, 2010), which is recognized in income as customers set their obligations with financial institutions.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 15 million. As of June 30, 2011, there was no event of default of the debts of the Company and its subsidiaries.

15.	Trade payables (Consolidated)

	06/30/2011	12/31/2010

Domestic suppliers	748,220	901,272
Foreign suppliers	38,768	39,905

	786,988	941,177

The Company and its subsidiaries acquire automotive fuel and LPG from Petrobras and ethylene from Braskem (see Note 8.a). These two suppliers control almost all the markets for these products in Brazil. The Company and its subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at favorable prices and terms. The loss of any major supplier or a significant reduction in product availability from those suppliers could have a significant adverse effect on the Company. The Company believes that its relationships with suppliers are satisfactory.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

16.	Assets retirement obligation (Consolidated)

This provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded gas stations after a certain use period (see Note 2.k).

Movements in the assets retirement obligations are as follows:

Balance as of December 31, 2010	63,891
Additions (new tanks)	1,044
Disbursements with tanks removed	(1,235)
Accretion expense	2,776
Balance as of June 30, 2011	66,476

Current	4,460
Non-current	62,016

17.	Deferred revenues (Consolidated)

The Company and its subsidiaries have recognized the following deferred revenues:

	06/30/2011	12/31/2010

Initial franchise fee ‘am/pm’	9,403	8,346
Loyalty program Km de Vantagens	14,886	11,547
Other	319	591
	24,608	20,484

Current	18,127	14,572
Non-current	6,481	5,912

Ipiranga has a loyalty program called Km de Vantagens that rewards registered customers with points when they buy products at Ipiranga gas stations. The customer may exchange the points for discounts on products and services offered by Ipiranga’s partners. Points received by Ipiranga’s customers for buying products at the gas station chain that may be used in Multiplus Fidelidade are considered as part of the sales revenue based on the fair value of the points granted. Revenue is deferred based on the expected redemption of points, and is recognized in income when the points are redeemed, on which occasion the charges incurred are also recognized. Deferred revenue of unredeemed points is recognized in income when the points expire.

The initial franchise fee related to the ‘am/pm’ convenience store chain received by Ipiranga is deferred and recognized in income on an accrual basis, based on the substance of the agreements with the franchisees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

18.	Shareholders’ equity

a.	Share capital

The Company is a publicly traded company listed on the São Paulo (“BM&FBovespa”) and New York Stock Exchanges (“NYSE”), with a subscribed and paid-in capital represented by 544,383,996 shares without par value, including 197,719,588 common and 346,664,408 preferred shares.

As of June 30, 2011, there were 55,487,231 preferred shares outstanding abroad in the form of American Depositary Receipts (“ADRs”).

Preferred shares are nonconvertible into common shares, nonvoting, and give their holders priority in capital redemption, without premium, upon liquidation of the Company.

At the beginning of 2000, the Company granted tag-along rights through a shareholders’ agreement, assuring non-controlling shareholders the right to the same conditions as negotiated by the controlling shareholders in case of transfer of the control of the Company. In 2004, these rights were incorporated into the Bylaws of the Company.

The Company is authorized to increase the capital without amendment to the Bylaws, by resolution of the Board of Directors, up to the limit of R$ 4,500,000 through the issuance of common or preferred shares, regardless of the current number of shares, subject to the limit of 2/3 of preferred shares in the total shares issued.

From August 17, 2011, each preferred share issued by the Company will be converted into one common share and the Bylaws become effective with the wording approved by the Extraordinary Shareholders’ Meeting occurred on  June 28, 2011 (see Note 29).

b.	Treasury shares

The Company acquired shares issued by itself at market prices without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with Instructions CVM 10 of February 14, 1980 and 268 of November 13, 1997. In 2011, there were no stock repurchases.

As of June 30, 2011, the interim financial information of the Company totaled 8,295,088 preferred shares and 26,468 common shares held in treasury, acquired at an average cost of R$ 14.45 and R$ 4.83 per share, respectively.

The price of preferred shares issued by the Company as of June 30, 2011 on BM&FBovespa was R$ 27.65.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

c.	Capital reserve

The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$ 11.88 per share. Such shares are subject of the usufruct grants to executives of these subsidiaries, as mentioned in Note 8.c).

d.	Revaluation reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, and also based on the tax effects of the provisions created by these subsidiaries.

e.	Profit reserve

Legal reserve

Under the Brazilian corporate law, the Company is required to appropriate 5% of annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of profits reserve

Used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments. Formed in accordance with Article 196 of the Brazilian Corporate Law, it includes both the portion of net income for the year and the realization of the revaluation reserve.

f.	Valuation adjustment

In valuation adjustment are recorded  (i) the differences between the fair value and adjusted cost of financial investments classified as available for sale and financial instruments designated as a cash flow hedge of the change in interest rates and (ii) the effect of exchange rate changes on derivatives designated as hedging by RPR, used to protect the future cash flow are recognized directly in shareholders’ equity. In all cases, the gains and losses recorded in the shareholders’ equity are included in income, in the case of financial instruments prepayment.

g.	Cumulative translation adjustments of foreign currency

The change in exchange rates on foreign subsidiaries denominated in a currency other than the currency of the Company is directly recognized in the shareholders’ equity. This accumulated effect is reflected in income for the year as a gain or loss only in case of disposal or write-off of the investment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

h.	Dividends payable in excess of the minimum mandatory dividends established in the Bylaws

The shareholders are entitled under the Bylaws to a minimum annual dividend of 50% of adjusted net income calculated in accordance with the Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until they are approved by Shareholders’ Meeting or paid. The dividends related to the year ended December 31, 2010 were paid on March 17, 2011.

19.	Segment information

The Company operates four main business segments: gas distribution, automotive fuel distribution, chemicals, and logistics. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the south, southeast, and northeast regions of Brazil. The automotive fuel distribution segment (Ipiranga) operates the distribution of automotive fuels and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its derivatives, which are the raw materials for the cosmetics & detergent, agrochemical, paint & varnish, and other industries. The logistics segment (Ultracargo) provides storage services, especially in the southeast, and northeast regions of Brazil. The segments shown in the interim financial information are strategic business units supplying different products and services. Inter-segment sales are at prices similar to those that would be charged to third parties.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The main financial information on each segment of the Company can be stated as follows:

	06/30/2011	06/30/2010
Net revenue:
Ultragaz	1,811,893	1,763,995
Ipiranga	19,935,338	17,408,368
Oxiteno	1,122,309	1,020,840
Ultracargo	129,861	168,892
Other (1)	75,840	180,992
Intersegment sales	(81,676)	(227,109)
Total	22,993,565	20,315,978

Intersegment sales:
Ultragaz	745	1,199
Ipiranga	5,511	18,534
Oxiteno	-	-
Ultracargo	13,563	45,339
Other (1)	61,857	162,037
Total	81,676	227,109

Net revenue, excluding intersegment sales:
Ultragaz	1,811,148	1,762,796
Ipiranga	19,929,827	17,389,834
Oxiteno	1,122,309	1,020,840
Ultracargo	116,298	123,553
Other (1)	13,983	18,955
Total	22,993,565	20,315,978

Operating income:
Ultragaz	94,731	92,689
Ipiranga	449,981	365,834
Oxiteno	103,461	59,823
Ultracargo	44,712	42,506
Other (1)	4,998	22,280
Total	697,883	583,132

Financial income	165,354	100,951
Financial expenses	(301,859)	(239,959)
Equity in income of affiliates	(49)	(138)
Income before taxes	561,329	443,986

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

	06/30/2011	06/30/2010
Additions to property, plant and equipment and intangible assets:
Ultragaz	160,328	83,006
Ipiranga	262,959	182,010
Oxiteno	47,147	146,775
Ultracargo	38,108	21,736
Other (1)	10,513	6,668
Total additions to property, plant and equipment and intangible assets (see Notes 12 and 13)	519,055	440,195
Finance leases	(43,009)	-
Assets retirement obligation	(1,044)	(899)
Capitalized borrowing costs	(1,555)	(462)
Total investments in property, plant and equipment and intangible assets (cash flow)	473,447	438,834

	06/30/2011	06/30/2010
Depreciation and amortization charges:
Ultragaz	56,040	60,675
Ipiranga	151,486	131,376
Oxiteno	51,355	49,441
Ultracargo	14,214	15,076
Other (1)	5,125	4,689
Total	278,220	261,257

	06/30/2011	12/31/2010
Total assets:
Ultragaz	1,734,613	1,638,815
Ipiranga	6,194,664	6,376,269
Oxiteno	3,392,353	3,095,714
Ultracargo	1,029,357	997,438
Other (1)	722,797	881,607
Total	13,073,784	12,989,843

(1) Composed primarily of the parent company Ultrapar Participações S.A. and the investment in RPR.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Geographic area information

All long-term assets are located in Brazil, except certain long-life assets located in Mexico, in the amount of R$ 25,911 as of June 30, 2011 (R$ 26,460 as of December 31, 2010), and in Venezuela, in the amount of R$ 9,210 as of June 30, 2011 (R$ 8,078 as of December 31, 2010).

The Company generates revenues from operations in Brazil, Mexico and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	06/30/2011	06/30/2010

Net revenue:
Brazil	22,638,951	20,017,290
Latin America, except Brazil and Mexico	190,153	145,461
North America	107,115	97,005
Far East	21,079	20,115
Europe	25,018	26,767
Other	11,249	9,340
Total	22,993,565	20,315,978

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

20.	Risks and financial instruments (Consolidated)

Risk management and financial instruments Governance

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and by their counterparties. These risks are managed through control policies, specific strategies, and establishment of limits.

The Company has a conservative policy for the management of financial assets, instruments and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management is to preserve the value and liquidity of financial assets and ensure financial resources for the development of business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•	Implementation of the management of financial assets, instruments and risks is the responsibility of the Financial Area, through its treasury, with the assistance of the tax and accounting areas.
•
Supervision and monitoring of compliance with the principles, guidelines and standards of the Policy is the responsibility of the Risk and Investment Committee, set up more than 10 years ago and composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fund raising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Company’s Board of Directors.
•	Continuous enhancement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the Financial Area.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Currency risk

Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for currency risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currency are stated below, translated into Reais as of June 30, 2011 and December 31, 2010:

Assets and liabilities in foreign currency

Amounts in millions of Reais	06/30/2011	12/31/2010

Assets in foreign currency
Financial assets in foreign currency (except hedging instrument)	195.4	211.0
Foreign trade accounts receivable, net of provision for loss	133.4	123.6
Advances to foreign suppliers, net of accounts payable arising from imports	9.0	11.3
Investments in foreign subsidiaries	80.0	72.6
	417.8	418.5

Liabilities in foreign currency
Financing in foreign currency	(715.2)	(710.2)
	(715.2)	(710.2)

Currency hedging instruments	118.2	122.7

Net liability position	(179.2)	(169.0)

Net asset (liability) position – RPR1	(3.6)	13.6

Net liability position – Total	(182.8)	(155.4)

(1)
Amount disclosed due to its magnitude and to RPR having independent financial management. The net asset position as of June 30, 2011 of RPR reflects the amount of R$ 3.6 million of suppliers in foreign currency.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Based on the net liability position of R$ 179.2 million in foreign currency shown above, the Company estimates that a 10% devaluation of the Real would produce a total effect of R$ 17.9 million, of which R$ 25.1 million of losses recognized in income and R$ 7.2 million of gain directly recognized in the shareholders’ equity in cumulative translation adjustments mainly due to changes in the exchange rate on equity of foreign subsidiaries. Based on the same position, the Company estimates that a 10% valuation of the Real would produce a total effect of R$ 17.9 million, of which R$ 25.1 million of gain recognized in income and R$ 7.2 million of loss directly recognized in the shareholders’ equity in cumulative translation adjustments (see Note 2.o).

Interest rate risk

The Company and its subsidiaries adopt conservative policies for borrowing and use of financial resources and capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily results from financing from BNDES and other development agencies, debentures and borrowings in foreign currency, as shown in Note 14.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of June 30, 2011, the Company and its subsidiaries had derivative financial instruments of interest rate linked to domestic loans, swapping pre-fixed interest of certain debts to floating rate.

Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, hedge instruments and accounts receivable.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by institution and, therefore, require diversification of counterparty.

Government credit risk - The Company and its subsidiaries have financial investments in federal government bonds of Brazil and countries rated AAA or Aaa by specialized credit rating agencies. The volume of financial investments is subject to maximum limits by country and, therefore, require diversification of counterparty.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. No single customer or group accounts for more than 10% of total revenue. As of June 30, 2011, Ipiranga maintained R$ 106,690 (R$ 101,275 as of December 31, 2010), Ultragaz maintained R$ 12,854 (R$ 16,613 as of December 31, 2010), Oxiteno maintained R$ 1,381 (R$ 1,429 as of December 31, 2010) and Ultracargo maintained R$ 645 (R$ 615 as of December 31, 2010) as a provision for potential loss on their accounts and assets receivables.

Liquidity risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

From time to time, the Company and its subsidiaries examine the opportunities for acquisitions and investments. They consider different types of investments, either directly or through joint ventures, or affiliated companies, and finance such investments using cash generated from operations, through funding raised in the capital markets, through capital increases or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 1,389 million. Furthermore, the investment plan for 2011 totals R$ 1,044 million. On June 30, 2011, the Company and its subsidiaries had R$ 2,729 million in cash, cash equivalents and short-term and long-term financial investments (for quantitative information, see Notes 4 and 14).

Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments or instruments with a margin call are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section Risk management and financial instruments – Governance of this Note, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:

Hedging instruments	Counterparty	Maturity	Initial notional amount1		Fair value		Amounts payable or receivable for the period (06/30/2011)
			06/30/2011	12/31/2010	06/30/2011	12/31/2010	Amount receivable	Amount payable
					R$ million	R$ million	R$ million	R$ million
a –Exchange rate swaps receivable in U.S. dollars	Bradesco, Citibank, Deutsche,	Jul 2011 to Dec 2015
Receivables in U.S. dollars	HSBC, Itaú, Santander		US$ 194.4	US$ 165.8	297.8	271.0	297.8	-
Payables in CDI interest rate			US$ (194.4)	US$ (165.8)	(359.0)	(320.0)	-	359.0
Total result			-	-	(61.2)	(49.0)	297.8	359.0

b – Exchange rate swaps payable in U.S. dollars	Bradesco, Deustche,	Jul2011 to
Receivables in CDI interest rates	Itaú, Santander	Oct 2011	US$ 115.3	US$ 89.2	188.2	153.0	188.2	-
Payables in U.S. dollars			US$ (115.3)	US$ (89.2)	(179.6)	(146.7)	-	179.6
Total result			-	-	8.6	6.3	188.2	179.6

c – Interest rate swaps in R$	Banco do Brasil	Feb 2012 to May 2015
Receivables in predetermined interest rate			R$ 1,809.5	R$ 1,809.5	2,041.6	1,947.9	2,041.6	-
Payables in CDI interest rate			R$ (1,809.5)	R$ (1,809.5)	(2,036.8)	(1,931.5)	-	2,036.8
Total result			-	-	4.8	16.4	2,041.6	2,036.8

d – Interest rate swaps in U.S. dollars
Receivables in LIBOR interest rate in U.S. dollars				US$ 60.0		98.6
Payables in fixed interest rate in U.S. dollars				US$ (60.0)		(100.2)
Total result				-		(1.6)

e – NDFs (non-deliverable forwards) – RPR
Receivables in U.S. dollars				US$ 10.3		16.6
Payables in predetermined interest rate in R$				US$ (10.3)		(18.1)
Total result				-		(1.5)

f – Exchange rate swaps payable in U.S. dollars – RPR
Receivables in U.S. dollars				US$ 0.9		1.6
Payables in CDI interest rate				US$ (0.9)		(1.7)
Total result				-		(0.1)

Total gross result			-	-	(47.8)	(29.5)	2,527.5	2,575.4
Income tax			-	-	(6.0)	(5.1)	(6.0)	-
Total net result			-	-	(53.8)	(34.6)	2,521.5	2,575.4
Positive result (see Note 4)			-	-	8.9	19.8	-	-
Negative result (see Note 14)			-	-	(62.7)	(54.4)	-	-

1 In million. Currency as indicated
All transactions mentioned above were properly registered with CETIP S.A., except for the interest rate swap in U.S. dollars (contract governed by ISDA - International Swap Dealers Association, Inc. executed with the counterparty Banco Itaú BBA S.A. – Nassau Branch).

Hedging instruments existing as of June 30, 2011 are described below, according to their category, risk, and protection strategy:

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Reais linked to CDI. As of June 30, 2011, the Company and its subsidiaries had outstanding swap contracts totaling US$ 194.4 million in notional amount, of which (i) US$ 134.4 million, on average, had asset position at US$ + 5.13 p.a. and liability position at 121.00 % of CDI and (ii) US$ 60 million had asset position at US$ + LIBOR + 1.0% a.a. and liability position at 86.90% of CDI.

Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the turnover of the subsidiaries of Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials. As of June 30, 2011, these swap contracts totaled US$ 115.3 million and, on average, had an asset position at 64.62% of CDI and liability position at US$ + 0.0% p.a.

Hedging against the interest rate fixed in local financing - The purpose of these contracts is to convert the interest rate on financing contracted in Reais from fixed into floating. On June 30, 2011 these swap contracts totaled R$ 1,809.5 million, and on average had an asset position at 11.81% p.a. and liability position at 98.75% of CDI.

Hedging against floating interest rate in foreign currency - The purpose of this contract is to convert the interest rate on the syndicated loan in the principal of US$ 60 million from floating into fixed. As of June 30, 2011, this contract was settled .

Hedging against foreign exchange exposure of a firm commitment in foreign currency (RPR) - The purposes of these contracts is to offset the effect of the change in exchange rates on imports of oil denominated in U.S. dollars. On June 30, 2011 the subsidiary RPR held no NDF (non-deliverable forwards).

Hedging against foreign exchange exposure of liabilities in foreign currency (RPR) - The purpose of this contract is to offset the effect of the change in exchange rates of a debt in U.S. dollars by converting it into a debt in Reais linked to CDI. As of June 30, 2011, the subsidiary RPR had settled these contracts.

The Company and its subsidiaries designate as cash flow hedges some instruments of protection for future cash flows. These instruments of protection whose purpose is to protect the cash flows (i) from the risk of fluctuations in Libor on loans contracted and (ii) the risk of exchange rate of changes of subsidiary RPR on future imports of oil denominated in U.S. dollars. On June 30, 2011 these instruments of protection had been settled.

In the case of derivatives designed to hedge cash flows against changes caused by the variation in interest rates, the difference between the fair value of the financial instrument and its updated cost is recognized as a valuation adjustment in the shareholders’ equity, not affecting the income statement of the Company and its subsidiaries.

In the case of foreign exchange derivatives designated by subsidiary RPR for hedge of future cash flows, the effect of variation in the derivative is posted to the valuation adjustment in shareholders’ equity until the time when the hedged item affects the income statement. The

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

difference between the fair value of the derivative and updated cost is recognized directly in income of the subsidiary.

The Company and its subsidiaries designate derivative financial instruments used to offset the variations due to changes in interest rates in the market value of financing contracted in Reais as fair value hedge. As of June 30, 2011 these instruments of protection totaled R$ 1,809.5 million. The Company and its Subsidiaries recognized a gain of R$ 5.6 million in the first semester of 2011, of which R$ (11.6) million refer to the result of instruments of protection and R$ 17.2 million refer to the fair value adjustment of the debt.

Gains (losses) on hedging instruments

The following tables summarize the values of gains (losses) recorded on June 30, 2011 and June 30, 2010 which affected the income statement and shareholders’ equity of the Company and its subsidiaries:

	June 30, 2011
	Consolidated
	R$ million
	Income	Shareholders’ equity

A – Exchange rate swaps receivable in U.S. dollars	(12.5)	-
B – Exchange rate swaps payable in U.S. dollars	16.9	-
C – Interest rate swaps in R$	5.6	-
D – Interest rate swaps in U.S. dollars	(1.4)	1.5
E – NDFs (non-deliverable forwards) - RPR	(0.9)	0.9
F – Exchange rate swaps payable in U.S. dollars - RPR	0.0	-

Total	7.7	2.4

	June 30, 2010
	Consolidated
	R$ million
	Income	Shareholders’ equity

A – Exchange rate swaps receivable in U.S. dollars	(5.3)	-
B – Exchange rate swaps payable in U.S. dollars	(1.4)	-
C – Interest rate swaps in R$	7.0	-
D – Interest rate swaps in U.S. dollars	(1.7)	0.9
E – NDFs (non-deliverable forwards) - RPR	1.3	(0.9)

Total	(0.1)	-

The table above does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars, when this effect is offset in the income of the hedged subject (debt), and considers the designation effect of interest hedging in Reais.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Fair value of financial instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of June 30, 2011 and December 31, 2010 are stated below:

	06/30/2011		12/31/2010
	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and bank deposits	75,164	75,164	72,793	72,793
Financial investments	2,645,242	2,645,242	3,127,806	3,127,806
Currency and interest hedging instruments	8,888	8,888	19,778	19,778

	2,729,294	2,729,294	3,220,377	3,220,377

Financial liabilities:
Financing	4,241,432	4,293,018	4,140,000	4,188,937
Debentures	1,077,743	1,074,639	1,196,116	1,182,380
Finance leases	45,048	45,048	5,545	5,545
Currency and interest hedging instruments	62,741	62,741	54,372	54,372

	5.426.964	5,475,446	5,396,033	5,431,234

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair values of cash on current account are identical to the carrying values.
•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the interim financial information, which correspond to their fair value.
•
Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase in the yield curve and, therefore, the Company believes their fair value corresponds to their carrying value.

•	For fair value calculation of LPG Inc.’s notes in the foreing market (see Note 14.b), the price quoted in an active market is used.
•
The fair value of other financial investments and financing was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of June 30, 2011 and December 31, 2010. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realized in the current market.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Financial instruments were classified as loans and receivables, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments (see Note 4), (iii) funding from the Banco do Brasil that is measured at fair value through profit or loss (see Note 14.e), (iv) accounts receivable that have vendor arrangements (see Note 14.i) and Ipiranga customer financing (see Note 5), which are measured at fair value through profit or loss. Thus, accounts receivable, loans and financing, accounts payable and trade payables are substantially classified as loans and receivables.

Fair value hierarchy of financial instruments

The financial instruments recognized at fair value on the balance sheet are classified in the following categories:

(a)	Level 1 - prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2 - inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c)	Level 3 - inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries’ balance sheet as of June 30, 2011 and December 31, 2010:

	Fair value 06/30/2011	Level 1	Level 2	Level 3

Assets:
Cash and cash equivalents	75,164	75,164	-	-
Financial investments	2,645,242	2,478,748	166,493	-
Currency and interest hedging instruments	8,888	-	8,888	-
	2,729,294	2,553,912	175,381	-
Liabilities:
Banco do Brasil fixed	2,013,822	-	2,013,822	-
Currency and interest hedging instruments	62,741	-	62,741	-
	2,076,563	-	2,076,563	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

	Fair value 12/31/2010	Level 1	Level 2	Level 3

Assets:
Cash and cash equivalents	72,793	72,793	-	-
Financial investments	3,127,806	2,946,279	181,527	-
Currency and interest hedging instruments	19,778	-	19,778	-
	3,220,377	3,019,072	201,305	-
Liabilities:
Banco do Brasil fixed	1,916,257	-	1,916,257	-
Currency and interest hedging instruments	54,372	-	54,372	-
	1,970,629	-	1,970,629	-

Sensitivity analysis

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBovespa as of June 30, 2011. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 2.18 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional devaluation, respectively, of the Real in the likely scenario.

Based on the balances of the hedging instruments and hedged items as of June 30, 2011, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of June 30, 2011 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	74,221	168,837	263,454
(2) Debts in dollars	appreciation	(74,223)	(168,864)	(263,505)
(1)+(2)	Net effect	(2)	(27)	(51)

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(1,269)	(46,585)	(91,900)
(4) Gross margin of Oxiteno	devaluation	1,269	46,585	91,900
(3)+(4)	Net effect	-	-	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The Company has a derivative financial instrument at US$ + LIBOR. The sensitivity analysis of this hedging instrument for Real/U.S. dollar exchange rate  is shown in the table above. For the sensitivity analysis of the interest rate hedging instrument in dollar, the Company used the future LIBOR curve (BBA – British Bankers Association) as of June 30, 2011 at maturity of the swap and of the loan (hedged item), which occurs in 2014, in order to define the likely scenario. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, in the estimate of the likely LIBOR.

Based on the three interest rate scenarios in dollar (LIBOR), management estimated the values of its loan and of the hedging instrument by calculating the future cash flows according to the projected scenarios and adjusting them to present value by the rate in effect on June 30, 2011. The result is stated on the table below:

		Scenario I
	Risk	(likely)	Scenario II	Scenario III

Interest rate swap (in dollars)
(1) LIBOR swap - fixed rate	Increase in	3	283	563
(2) LIBOR Debt	LIBOR	(3)	(283)	(563)
(1)+(2)	Net effect	-	-	-

For sensitivity analysis of interest rate instruments of protection in Reais, the Company used the futures curve of DI x Pre contract of BM&FBovespa as of June 30, 2011 for each swap and each debt (object of protection) maturities, for defining the likely scenario. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, of pre-fixed rate to that of the likely scenario.

Based on three scenarios of interest rates in Reais, the Company estimated the values of its debt and instruments of protection according to the risk which is being protected (variations in the pre-fixed interest rates in Reais), by projecting them to future value by the contracted rates and bringing them to present value by the interest rates of the estimated scenarios. The result is shown in the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III

Interest rate swap (in R$)
(1) Fixed rate swap - CDI	Increase in	-	(110,768)	(211,255)
(2) Fixed rate financing	prefixed rate	-	110,785	211,293
(1)+(2)	Net effect	-	17	38

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

21.	Contingencies and commitments (Consolidated)

a.           Civil, tax and labor proceedings

On October 7, 2005, the subsidiaries Companhia Ultragaz S.A. and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to offset PIS and COFINS credits against other taxes administered by the Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court judgment on May 16, 2008. Under the preliminary injunction obtained, the subsidiaries have been making judicial deposits for these debits in the accumulated amount of R$ 207,382 as of June 30, 2011 (R$ 185,398 as of December 31, 2010) and have recorded a corresponding liability.

Subsidiaries Cia. Ultragaz, Utingás Armazenadora S.A. (“Utingás”), Tequimar and Ultracargo Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) have filed actions with a motion for preliminary injunction seeking full and immediate utilization of the supplementary monetary adjustment based on the Consumer Price Index (IPC)/National Treasury Bonds (BTN) for 1990 (Law 8200/91); the subsidiaries Cia Ultragaz, Utingás and Tequimar opted to include the contingencies related to their processes within the Law 11941/09 amnesty and reclassified the contingencies’ amount to the line of taxes payables in the previous year. Ultracargo Participação maintain a provision of R$ 1,018 as of June 30, 2011 (R$ 980 as of December 31, 2010) to cover any contingencies if they lose such actions.

The Company and some of its subsidiaries have filed actions with a motion for preliminary injunction against the application of the law restricting offset of tax losses (IRPJ) and negative tax bases (CSLL) determined as of December 31, 1994 to 30% of the income for the year. As a result of the position of the Federal Supreme Court (STF) and based on the opinion of its legal counsel, a provision was recorded for this contingency in the amount of R$ 6,592 as of June 30, 2011 (R$ 6,481 as of December 31, 2010).

Subsidiary IPP has a pending Declaratory Judgment Action challenging the constitutionality of Law No. 9.316/96, which has made CSLL nondeductible for the IRPJ calculation basis. The claim was denied in the first and second instances, and the extraordinary appeal presented is halted until the trial of a leading case by the STF (Federal Supreme Court). Backed by an order issued in a Provisional Remedy connected to the main action, the subsidiary made a deposit in court for the amounts challenged and maintains a provision for this contingency in the amount of R$ 13,278 as of June 30, 2011 (R$ 12,934 as of December 31, 2010).

The subsidiaries Oxiteno Nordeste and Oxiteno S.A. have a lawsuit for the exclusion of export revenues from the tax base for CSLL. The preliminary injunction was granted to Oxiteno Nordeste and the decision was confirmed by the lower court setence. The subsidiary made judicial deposits of the amounts in discussion, as well as provisioned the corresponding contingency in the amount of R$ 1,028 as of June 30, 2011 (R$ 982 as of December 31, 2010); the subsidiary Oxiteno S.A. awaits judgment of an extraordinary appeal against the judgment which denied the requested preliminary injunction, and is still normally paying the CSLL. Althought in August 2010 the STF has positioned itself against the thesis, this decision is effective just between the parties involved in that lawsuit, not affecting directly the subsidiaries lawsuit.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, RPR, Tropical Transportes Ipiranga Ltda. (“Tropical”), Empresa Carioca de Produtos Químicos S.A. (“EMCA”) e IPP, filed for a preliminary injunction seeking the deduction of ICMS from the PIS and COFINS tax basis. Oxiteno Nordeste and IPP obtained an injunction and are paying the disputed amounts into judicial deposits, as well as recording the respective provision in the amount of R$ 65,873 as of June 30, 2011 (R$ 57,302 as of December 31, 2010); the others subsidiaries did not obtain a preliminary injunction and are awaiting the judgment of these lawsuits in the Federal Regional Courts.

The Company and its subsidiaries obtained preliminary injunctions to pay PIS and COFINS contributions without the changes introduced by Law 9718/98 in its original version. The ongoing questioning refers to the levy of theses taxes on sources other than revenues. In 2005, the STF decided the question in favor of the taxpayer. Although it has set a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own legal lawsuits. The Company has subsidiaries whose lawsuits have not yet been decided. If all ongoing lawsuits are finally decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income tax and social contribution will reach R$ 35,708, net of attorney’s fees.

The Company and its subsidiaries are recording provision for PIS and COFINS calculated on the basis of the interest on capital. The total amount accrued is R$ 19,856 as of June 30, 2011 (R$ 19,216 as of December 31, 2010).

IPP and its subsidiaries maintain provisions for ICMS-related contingencies mainly in connection with (a) appropriation of a credit related to the difference between the amount that served as a basis for tax withholding and the amount actually charged in the sale to end consumers, which resulted in excess ICMS withholding by refineries: R$ 10,469; (b) tax-deficiency notices for interstate sales of fuels to industrial customers without payment of ICMS due to the interpretation of Article 2 of Supplementary Law No. 87/96: R$ 29,115; (c) tax-deficiency notices for the use of a deemed credit resulting from interstate transfers of Hydrated Ethyl Alcohol Fuel (HEAF), since, in the opinion of the state tax authority, the deemed credit was allowed only when resulting from acquisitions directly from third parties: R$ 6,867; (d) collection of ICMS-ST (State VAT Substitution) from distributors on interstate sales to end consumers, since there is no withholding under ICMS Agreements No. 105/92 and No. 112/93: R$ 5,012; (e) attorneys’ fees in connection with Motions to Stay Execution which have been adhered to in a tax amnesty in the State of Minas Gerais, since the fees had already been awarded against the company at the time of adhesion: R$ 9,556, (f) collection of ICMS on the common ground of non-payment, since there are several reasons that resulted in the tax assessments and whose rebuttal is not evident: R$ 15,116.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The main tax claims of the subsidiary IPP that were considered to pose a possible risk of loss, and based on this position, have not been provided for in the interim financial information, relate to ICMS and related mainly to: (a) requirement of proportionate reversal of ICMS credits in view of the acquisitions of hydrous ethanol to give higher values than the its sales, because of the transfer of a portion of financial support for agriculturists (FUPA) made by the distributors upon the acquisitions subsequently reimbursed by the DNC (current National Oil Agency), R$ 89,454, (b) undue credit, relating to recognized ICMS tax credits in the subsidiary tax books, regarding which the Tax Authorities understand that there was no proof of their origin, R$ 17,029 (c) assessments for alleged lack of tax payment, R$ 23,189; (d) records of notices issued in Ourinhos/SP for the operations to return the loan of ethanol made with tax deferral, R$ 25,719, (e) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits generated in interstate shipments made under Article 33 of the ICMS Convention 66/88, which allowed the maintenance of credit and was suspended by a preliminary injunction granted by STF, R$ 13,982, (f) disallowance of ICMS credits taken in the bookkeeping of bills considered inapt, though the understanding of the STJ is in the sense that it is possible to take credit for the buyer even if there is defect in the document of the seller, provided that the remains confirmed that the transaction actually took place, R$ 20,805, (g) assessments arising from surplus or shortage of stock, occurred due to differences in temperature or handling the product in which the review believes that there is input or output without a corresponding issue of invoice, R$ 16,565 (h) assessment notices relating to the disallowance of ICMS credits legitimately appropriated by the company due to alledged non-compliance with formalities required under applicable law R$ 19,754 and (i) assessments arising from ICMS credits relative to the inputs of AEHC, in alledged disagreement with the law, from certain States that had granted tax benefits to producers of alcohol, R$ 23,729.

The subsidiary IPP has infraction of the non-approval of set-off of IPI credits appropriate under inputs taxed whose outputs were under the protection of immunity. The non-provisioned amount of contingency, updated as of June 30, 2011, is R$ 62,277 (R$ 60,053 as of December 31, 2010). The subsidiary also has legal lawsuits to guarantee the compensation of overpaid PIS values before the declaration of unconstitutionality of Decrees 2445/88 and 2449/88, and decided to include part of these cases within the Law 11941/09 amnesty, recording the corresponding amount of R$ 30,752 as taxes payable.

In 1990, the Petrochemical Workers’ Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies sited on the Petrochemical Hub of Camaçari are members, filed individual claims against the subsidiaries for the performance of the Section 4 of the Collective Labor Agreement, which provided for a salary adjustment in lieu of the salary policies actually implemented. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica for recognition of the loss of effectiveness of such Section 4. Individual claims were denied. The collective dispute is currently awaiting trial by the STF. In the second half of 2010, some companies in the Camaçari Complex signed an agreement with Sindiquímica and reported the fact in the collective dispute. Based on the opinion of its legal advisors, who have reviewed the latest STF decision in the collective dispute and the position of the individual claims involving subsidiaries Oxiteno Nordeste and EMCA, the management of those subsidiaries decided that it was not necessary to record a provision as of June 30, 2011.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Subsidiary Cia. Ultragaz has answered an administrative proceeding before the CADE ( the Brazilian Antitrust Authority) based on alleged anticompetitive practices in municipalities of the Triângulo Mineiro region in 2001, in which a fine in the amount of R$ 23,104 was awarded against it. The execution of such administrative decision was suspended by a court order and the credit is being discussed in court. Based on the above elements and on the opinion of its legal advisors, the management of the subsidiary has not recorded a provision for this contingency.

Subsidiary Cia. Ultragaz is the defendant in legal proceedings for damages arising from an explosion in 1996 in a shopping mall located in the City of Osasco, State of São Paulo. Such proceedings involve: (i) individual proceedings brought by victims of the explosion seeking compensation for loss of income and pain and suffering (ii) request for compensation for expenses of the shopping mall administrator and its insurer; and (iii) class action seeking economic and non-economic damages for all victims injured and dead. The subsidiary believes that it produced evidence that the defective gas pipelines in the shopping mall caused the accident, and Ultragaz’s local LPG storage facilities did not contribute to the explosion. Out of the 64 actions decided to date, 63 were favorable, of which 39 are already shelved; only 1 was adverse and the subsidiary was sentenced to pay R$ 17. There is only 1 action yet to be decided. The Company has not recorded a provision for these cases because it believes that the likeliness of realization of this contingency is essentially remote, and also because it has insurance coverage for the full amount in dispute.

The Company and its subsidiaries have provisions for settlement of terms of contracts with customers and ex-service providers, as well as environmental issues, in the amount of R$ 93,225 as of June 30, 2011 (R$ 91,644 as of December 31, 2010) and also a provision of R$ 24,841 as of June 30, 2011 (R$ 23,259 as of December 31, 2010) to meet the contingencies of labor litigation.

The Company and its subsidiaries have other pending administrative and legal proceedings, which were estimated by their legal counsel as possible and/or remote risk (less-likely-than-50%), and the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries also have litigations for recovery of taxes and contributions, which were not recorded in the interim financial information due to their contingent nature.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Balances and changes in provisions are as follows:

Provisions	Balance as of 12/31/2010	Additions	Write-offs	Adjustments	Balance as of 06/30/2011

IRPJ and CSLL	194,714	26,417	(221)	8,029	228,939
PIS and COFINS	79,963	6,036	(864)	3,259	88,394
ICMS	104,069	540	(2,370)	5,430	107,669
INSS	15,136	-	(992)	700	14,844
Civil litigation	91,644	10	(166)	1,737	93,225
Labor litigation	23,259	998	(570)	1,154	24,841
Others	1,346	63	-	49	1,458

Total	510,131	34,064	(5,183)	20,358	559,370

Some of the provisions above involve deposits in court in the amount of R$ 282,248 as of June 30, 2011 and R$ 252,009 as of December 31, 2010.

The Company and its subsidiaries decided to include within the amnesty introduced by Law 11941/09 some of their debts before the Federal Revenue Service, General Attorney of the National Treasury and Social Security with the benefits of reduction of fines, interest and legal charges set in this Law. The respective amounts were recorded as income and social contribution taxes payable.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

b.           Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros in connection with its port facilities in Aratu and Suape, respectively. Such agreements set a minimum value for cargo movement, as shown below:

Port	Minimun moviment in tons per year	Maturity

Aratu	100,000	2016
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum required, then the subsidiary will have to pay the difference between the actual movement and the minimum required by the agreements, using the port rates in effect at the date established for payment. As of June 30, 2011, such charges were R$ 5.79 and R$ 1.38 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement requirements since the beginning of the agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. setting a minimum value for quarterly consumption of ethylene and establishing conditions for the supply of ethylene until 2021. The minimum purchase commitment and the actual demand accumulated to June 30, 2011 and June 30, 2010, expressed in tons of ethylene, are shown below. In case of breach of the minimum purchase commitment, the subsidiary agrees to pay a penalty of 40% of the current ethylene price, to the extent of the shortfall. The provision of minimum purchase commitment is under renegotiation with Braskem.

	Minimum purchase commitment (accumulated until June)				Accumulated demand until June (actual)

	06/30/2011		06/30/2010		06/30/2011	06/30/2010

In tons of ethylene	83,789	(*)	87,921	(*)	84,041	94,411

(*) Adjusted due to operational stoppages carried out by Braskem during the period.

Subsidiary Oxiteno S.A has an ethylene supply agreement with Quattor Participações S.A., maturiting in 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. In case of breach, the subsidiary agrees to pay a penalty of 30% of the current ethylene price, to the extent of the shortfall.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

c.           Insurance coverage in subsidiaries

The Company maintains appropriate insurance policies with the object of covering several risks to which it is exposed, including asset insurance against losses caused by fire, lightning, explosion of any kind, gale, aircraft crash, and electric damage, and other risks, covering the facilities and other branches of all subsidiaries, except RPR, which maintains its own insurance. The maximum compensation value, including loss of profits, based on the risk analysis of maximum loss possible at a certain site is US$ 1,307 million.

The General Responsibility Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sales of products and services.

Group Life and Personal Accident, Health, National and International Transportation and All Risks insurance policies are also maintained.

The coverages and limits of the insurance policies maintained are based on a careful study of risks and losses conducted by local insurance advisors, and the type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies. The risk assumptions adopted, given their nature, are not part of the scope of audit on interim financial information, and consequently haven’t been audited by our independent accountants.

d.           Operating lease contracts

The subsidiaries Cia. Ultragaz, IPP and Serma have operating lease contracts for the use of IT equipment.

These contracts have terms of 36 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option.

The future disbursements (installments), assumed under these contracts, total approximately:

	06/30/2011	12/31/2010

Up to 1 year	1,220	752
More than 1 year	1,676	400
	2,896	1,152

The total operating lease recognized as expense for the period was R$ 457 (R$ 310 as of June 30, 2010).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

22.	Employee benefits and private pension plan (Consolidated)

a.           ULTRAPREV- Associação de Previdência Complementar

The Company and its subsidiaries offer a defined-contribution pension plan to its employees, which is managed by Ultraprev - Associação de Previdência Complementar. Under the plan, the basic contribution of each participating employee is calculated by multiplying a percentage ranging from 0% to 11%, which is annually defined by the participant based on his/her salary. The sponsor companies match the amount of the basic contribution paid by the participant. As the participants retire, they choose to receive monthly either: (i) a percentage, ranging from 0.5% to 1.0%, of the fund accumulated for the participant with Ultraprev; or (ii) a fixed monthly amount that will exhaust the fund accumulated for the participant within a period ranging from 5 to 25 years. Thus, the Company and its subsidiaries do not assume responsibility for guaranteeing amounts and periods of pension benefits. As of June 30, 2011, the Company and its subsidiaries contributed R$ 7,063 (R$ 6,414 as of June 30, 2010) to Ultraprev, which amount is recorded as expense in the income statement for the period. The total number of employees participating in the plan as of June 30, 2011 was 7,309 active participants and 54 retired participants. In addition, Ultraprev had 29 former employees receiving benefits under the previous plan whose reserves are fully constituted.

b.           Post-employment benefits

The Company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Severance Pay Fund, and health and life insurance plan for eligible retirees.

The net liabilities for such benefits recorded as of June 30, 2011 are R$ 104,501 (R$ 104,501 as of December 31, 2010), of which R$ 12,060 (R$ 11,339 as of December 31, 2010) are recorded as current liabilities and R$ 92,441 (R$ 93,162 as of December 31, 2010) as non-current liabilities.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the interim financial information in accordance with Resolution CVM 600/2009.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

23	Gross revenue (Consolidated)

	06/30/2011	06/30/2010

Gross revenue from sale	23,535,210	20,918,049
Gross revenue from services	202,577	210,725
Sales tax	(646,218)	(726,185)
Discount and sales return	(93,463)	(85,232)
Other deductions	(4,541)	(1,379)

Net revenue	22,993,565	20,315,978

The other deductions shown in the table above refer to deferred revenues as required by IFRS (see Notes 14.i and 17).

24	Expenses by nature (Consolidated)

The Company opted for disclosing its consolidated income statement by function and is presenting below its breakdown by nature:

	06/30/2011	06/30/2010

Raw materials and materials for use and consumption	20,870,503	18,434,090
Freight and storage	372,127	300,712
Depreciation and amortization	278,220	261,257
Personnel expenses	543,128	516,060
Advertising and marketing	67,275	63,194
Services provided by third parties	68,317	58,237
Lease of real estate and equipment	28,896	28,254
Other expenses	94,410	78,380

Total	22,322,876	19,740,184

Classified as:
Cost of products and services sold	21,315,639	18,811,306
Selling and marketing	625,025	566,611
General and administrative	382,212	362,267

Total	22,322,876	19,740,184

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

25	Income from disposal of assets (Consolidated)

Income from disposal of assets is determined as the difference between the selling price and residual book value of the investment, property, plant and equipment or intangible asset disposed of. On June 30, 2011, the gain was R$ 6,093 (expense of R$ 1,774 as of June 30, 2010), primarily from disposal of property, plant and equipment.

26	Financial income

	Parent		Consolidated
	06/30/2011	06/30/2010	06/30/2011	06/30/2010
Financial revenues:
Interest on financial investments	78,853	57,204	140,853	76,713
Interest from customers	-	-	22,763	21,862
Other revenues	-	-	1,738	2,376
	78,853	57,204	165,354	100,951
Financial expenses:
Interest on loans	-	-	(194,053)	(132,498)
Interest on debentures	(71,928)	(59,184)	(72,962)	(59,184)
Interest on finance leases	-	-	(852)	(705)
Bank charges, IOF, and other charges	2,766	2,252	(7,450)	(14,346)
Monetary and exchange rate changes	-	-	(12,592)	(5,980)
Provisions updating and other expenses (*)	(95)	(86)	(13,950)	(27,246)
	(69,257)	(57,018)	(301,859)	(239,959)

Financial income/(expenses)	9,596	186	(136,505)	(139,008)

(*) In 2010, includes the effect related to the Company and its subsidiaries’ participation in the  amnesty established by Law 11941/09 (see Note 21.a).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

27	Earnings per share

The table below presents a conciliation of numerators and denominators used in the computing earnings per share. Earnings per share of 2010, consider the stock split occured in February 2011. As mentioned in Note 8.c), the Company has a share compensation plan. The impact of this share compensation plan on earnings per share was minimal for all the periods presented and consequently, the Company has not been presenting a separate calculation of diluted earnings per share.

Parent company

Basic and diluted earnings per share	06/30/2011	06/30/2010

Net income of the Company	405,599	315,560
Weighted average shares outstanding (in thousands)	533,989	533,989
Basic and diluted earnings per share – whole R$ (common and preferred shares)	0.76	0.59

Consolidated

Basic and diluted earnings per share	06/30/2011	06/30/2010

Net income attributable to shareholders of the Company	405,599	317,233
Weighted average shares outstanding (in thousands)	533,989	533,989
Basic and diluted earnings per share – whole R$ (common and preferred shares)	0.76	0.59

Weighted average shares outstanding (in thousands)	06/30/2011	06/30/2010

Weighted average shares outstanding for basic per share:	533,989	533,989
Dilution effect
Stock compensation plan	2,073	1,813
Weighted average shares outstanding for diluted per share:	536,062	535,802

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

28	Reconciliation between information under New BRGAAP and IFRS (Parent company)

Net income attributable to shareholders of the Company	06/30/2010

Net income under New BRGAAP	315,560
IFRS adoption effects:
Amortization and write-off of deferred charges (see Note 2)	2,535
Social contribution and income taxes	(862)
Total	1,673

Net income under IFRS	317,233

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

29	Subsequent event

According to the Material Notice released from August 1, 2011, on August 17, 2011, each preferred share issued by the Company will be converted into one common share.

The common shares will start trading on the Novo Mercado listing segment of BM&FBOVESPA, and the ADRs represented by preferred shares will be represented by common shares and will be traded in the New York Stock Exchange under this new format.

On August 17, 2011, the Company’s new bylaws approved at the Extraordinary Shareholders’ Meeting of June 28, 2011 will become effective.

ULTRAPAR PARTICIPAÇÕES S.A.
MD&A - ANALYSIS OF CONSOLIDATED EARNINGS
Second Quarter 2011

(1) Key Indicators - Consolidated:

(R$ million)	2Q11	2Q10	1Q11	Variation 2Q11 X 2Q10	Variation 2Q11 x 1Q11	1H11	1H10	Variation 1H11 X 1H10
Net sales and services	12,187.5	10,382.6	10,806.1	17%	13%	22,993.6	20,316.0	13%
Cost of sales and services	(11,335.3)	(9,573.2)	(9,980.4)	18%	14%	(21,315.6)	(18,811.3)	13%
Gross Profit	852.2	809.4	825.7	5%	3%	1,677.9	1,504.7	12%
Selling, general and administrative expenses	(504.2)	(473.8)	(503.1)	6%	0%	(1,007.2)	(928.9)	8%
Other operating income, net	12.5	2.0	8.6	n/a	46%	21.1	9.1	n/a
Income from sale of assets	3.4	(2.2)	2.7	n/a	22%	6.1	(1.8)	n/a
Operating income	363.9	335.5	334.0	8%	9%	697.9	583.1	20%
Financial result	(70.1)	(65.8)	(66.4)	7%	6%	(136.5)	(139.0)	-2%
Equity in earnings (losses) of affiliates	(0.2)	(0.2)	0.1	7%	n/a	(0.0)	(0.1)	-65%
Income before income and social contribution taxes	293.6	269.6	267.7	9%	10%	561.3	444.0	26%
Income and social contribution taxes	(85.4)	(85.6)	(81.5)	0%	5%	(166.8)	(144.3)	16%
Benefit of tax holidays	6.5	8.5	7.9	-24%	-18%	14.4	15.6	-8%
Net income	214.7	192.5	194.2	12%	11%	408.9	315.3	30%
Net income attributable to Ultrapar	212.6	191.2	193.0	11%	10%	405.6	317.2	28%
Net income attributable to non-controlling shareholders of subsidiaries	2.1	1.3	1.2	65%	82%	3.3	(1.9)	n/a
EBITDA	502.9	467.0	467.1	8%	8%	970.0	846.2	15%

Volume – LPG sales – thousand tons	416.7	406.9	381.4	2%	9%	798.1	777.6	3%
Volume – Fuels sales – thousand of cubic meters	5,396.0	4,984.4	4,898.3	8%	10%	10,294.3	9,581.2	7%
Volume – Chemicals sales – thousand tons	152.7	175.5	156.3	-13%	-2%	309.0	339.3	-9%

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information

From the year ending December 31st, 2010 onwards, CVM made mandatory the adoption of the International Financial Reporting Standards (“IFRS”) in the presentation of consolidated financial statements of the Brazilian publicly-held companies. Accordingly, Ultrapar's consolidated financial statements for the year ended December 31st, 2010 and for the quarters ended March 31st and June 30th, 2011 were prepared in compliance with the IFRS, which differ in certain aspects from the previous Brazilian accounting standards.

For an understanding of the effects of the adoption of the IFRS, we released financial spreadsheets on CVM’s website (www.cvm.gov.br), as well as on Ultrapar’s website (www.ultra.com.br), demonstrating the impacts of the accounting changes introduced by the IFRS on the main line items of the 2009 and 2010 financial statements in comparison with the amounts that would have been obtained without such changes. Additional information on the changes resulting from the adoption of the IFRS is available in note 2 to the financial statements for the year ended December 31st, 2010.

The financial information of Ultragaz, Ipiranga, Oxiteno, and Ultracargo is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, except when otherwise indicated, the amounts presented in this document are expressed in millions of R$ and, therefore, are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

Effect of the divestment – Ultracargo’s road transportation, in-house logistics, and solid bulk storage

On July 1st, 2010, Ultrapar sold Ultracargo’s in-house logistics, solid bulk storage, and road transportation businesses, with the transfer of shares of AGT – Armazéns Gerais e Transporte Ltda. and Petrolog Serviços e Armazéns Gerais Ltda. to Aqces Logística Internacional Ltda. and the receipt of R$ 74 million, in addition to the R$ 8 million deposit received upon announcement of the transaction on March 31st, 2010. In October 2010, Ultrapar disbursed R$ 2 million in connection with the expected working capital adjustment. The financial statements of Ultrapar and Ultracargo from 3Q10 onwards no longer include the businesses sold.

Effect of the acquisition – DNP

On October 26th, 2010, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of 100% of the shares of Distribuidora Nacional de Petróleo Ltda. (“DNP”). The total value of the acquisition was R$ 73 million, with an initial disbursement of R$ 47 million in November 2010 and additional disbursements of R$ 26 million in January 2011 and R$ 1 million in July 2011 in connection with the final working capital adjustment. Ultrapar’s and Ipiranga’s financial statements started to consolidate the results of the acquired business from the closing of the acquisition, occurred on November 1st, 2010.

(2) Performance Analysis:

Net sales and services: Ultrapar’s consolidated net sales and services amounted to R$ 12,187 million in 2Q11, up 17% over 2Q10, as a consequence of the sales growth in Ultragaz, Ipiranga, and Oxiteno. Compared with 1Q11, Ultrapar’s net sales and services increased by 13%, mainly as a result of seasonality between periods. In the first half of 2011, Ultrapar’s net sales and services amounted to R$ 22,994 million, up 13% over the first half of 2010.

Ultragaz: In 2Q11, Ultragaz’s sales volume reached 417 thousand tons, up 2% over 2Q10, a growth obtained both in the bottled and in the bulk segment. Compared with 1Q11, sales volume grew by 9% as a result of seasonality between periods. In 1H11, Ultragaz’s sales volume totaled 798 thousand tons, up 3% over 1H10. Ultragaz’s net sales and services amounted to R$ 945 million in 2Q11, up 3% over 2Q10, practically in line with the variation in the volume sold. Compared with 1Q11, net sales and services increased by 9%, as a result of seasonally higher volume. In 1H11, Ultragaz’s net sales and services amounted to R$ 1,812 million, up 3% over 1H10.

Ipiranga: Ipiranga’s sales volume totaled 5,396 thousand cubic meters in 2Q11, up 8% over 2Q10. In 2Q11, the sales volume of fuels for light vehicles grew by 7%, as a consequence of an estimated 8% growth in the light vehicle fleet and investments made to expand the network, partially offset by the increased share of gasoline in the sales mix due to the reduced availability and competitiveness of ethanol in 2Q11. Excluding the effects of the increased share of gasoline in the sales mix, the volume of fuels for light vehicles would have grown by 11% compared with 2Q10. The diesel volume grew by 10% over 2Q10, as a result of the growth of the Brazilian economy and investments made to capture new clients. Compared with 1Q11, the total sales volume increased by 10% as a result of seasonality between periods. In 1H11, Ipiranga accumulated a sales volume of 10,294 thousand cubic meters, up 7% over 1H10. Ipiranga's net sales and services totaled R$ 10,602 million in 2Q11, up 20% over 2Q10, mainly due to higher sales volume, increased costs of anhydrous and hydrated ethanol, and the increased share of gasoline in the sales mix as a consequence of the lower availability of ethanol in 2Q11. Compared with 1Q11, Ipiranga’s net sales and services increased by 14%, mainly as a result of a seasonally higher volume. In 1H11, Ipiranga’s net sales and services amounted to R$ 19,935 million, up 15% over 1H10.

Oxiteno: Oxiteno’s sales volume totaled 153 thousand tons, down 13% (23 thousand tons) from 2Q10. In the Brazilian market, sales volume decreased by 16% (21 thousand tons), due to spot sales of glycols in 2Q10 and the effect in the inventory levels of certain segments served by the company, as a consequence of the slowdown in economic growth. The reduction in volumes had less influence on the paints, cosmetics and detergents segments, allowing an improved sales mix in this period. Sales outside Brazil decreased by 4% (2 thousand tons), due to higher spot sales of glycols in 2Q10, partially offset by the increased volume sold by Oxiteno Mexico and Oxiteno Andina. Compared with 1Q11, sales volume decreased by 2% (4 thousand tons). Oxiteno’s sales volume in 1H11 totaled 309 thousand tons, down 9% from 1H10. Oxiteno’s net sales and services totaled R$ 574 million in 2Q11, up 5% over 2Q10, despite the 11% stronger Real and lower sales volume, as a consequence of the recovery in the average prices in dollar during the last 12 months and of an improved sales mix in 2Q11. Compared with 1Q11, net sales and services also grew by 5%, due to higher average prices in dollar. In 1H11, Oxiteno’s net sales and services totaled R$ 1,122 million, up 10% over 1H10.

Ultracargo: In 2Q11, Ultracargo’s average storage grew by 8% over 2Q10, due to increased handling of products in the Suape and Santos terminals. Compared with 1Q11, average storage increased by 13%, primarily due to a higher ethanol handling. In 1H11, Ultracargo accumulated a 4% increase in the average effective storage of its terminals over 1H10. Ultracargo’s net sales and services totaled R$ 68 million in 2Q11, down 21% from 2Q10, as a consequence of the sale of the in-house logistics, solid bulk storage, and road transportation businesses. Compared with 1Q11, net sales and services increased by 10%, mainly as a result of the higher average storage in 2Q11. In 1H11, Ultracargo’s net sales and services totaled R$ 130 million, down 23% from 1H10, as a consequence of the sale of the in-house logistics, solid bulk storage, and road transportation businesses.

Cost of Goods Sold: Ultrapar’s cost of goods sold amounted to R$ 11,335 million in 2Q11, up 18% over 2Q10, as a result of the higher cost of goods sold in Ultragaz, Ipiranga, and Oxiteno. In relation to 1Q11, Ultrapar’s cost of goods sold increased by 14% as a result of seasonality between periods. In the first half of 2011, Ultrapar’s cost of goods sold amounted to R$ 21,316 million, up 13% over the first half of 2010.

Ultragaz: Ultragaz’s cost of goods sold amounted to R$ 802 million in 2Q11, up 4% over 2Q10, mainly as a result of higher sales volume, the effects of inflation and costs related to two additional bottling facilities. Compared with 1Q11, the cost of goods sold increased by 9%, as a result of seasonally higher volume. In 1H11, Ultragaz’s cost of goods sold totaled R$ 1,538 million, up 3% over 1H10.

Ipiranga: Ipiranga’s cost of goods sold amounted to R$ 10,065 million in 2Q11, up 20% over 2Q10, mainly due to higher sales volume, increased costs of anhydrous and hydrated ethanol, and the increased share of gasoline in the sales mix as a consequence of the lower availability of ethanol in 2Q11. Compared with 1Q11, the cost of goods sold increased by 14%, mainly as a result of seasonally higher volume. In 1H11, Ipiranga’s cost of goods sold totaled R$ 18,874 million, up 14% over 1H10.

Oxiteno: Oxiteno’s cost of goods sold in 2Q11 amounted to R$ 443 million, up 3% from 2Q10, as a result of the increase in variable unit costs in dollars, partially offset by a 13% decrease in sales volume and an 11% stronger Real. Compared with 1Q11, the cost of goods sold increased by 6%, due to the increase in variable unit costs in dollars, partially offset by a reduction in volume sold and a stronger Real. In 1H11, Oxiteno’s cost of goods sold totaled R$ 860 million, up 5% over 1H10.

Ultracargo: Ultracargo’s cost of services provided amounted to R$ 29 million in 1Q11, down 34% from 2Q10, due to the effect of the sale of the in-house logistics, solid bulk storage and road transportation businesses. Compared with 1Q11, cost of services provided increased by 9%, mainly as a result of the higher average storage in 2Q11. In 1H11, Ultracargo’s cost of services provided totaled R$ 55 million, down 35% from 1H10.

Gross profit: The gross profit of Ultrapar amounted to R$ 852 million in 2Q11, up 5% from 2Q10 as a consequence of the growth in the gross profit of Ipiranga and Oxiteno. Compared with 1Q11, Ultrapar's gross profit increased by 3%, as a consequence of the growth in the gross profit of all the businesses. In 1H11, Ultrapar’s gross profit totalled R$ 1,678 million, a 12% increase compared with 1H10.

Sales, General and Administrative Expenses: Sales, general and administrative expenses of Ultrapar reached R$ 504 million in 2Q11, up 6% over 2Q10. In relation to 1Q11, Ultrapar’s sales, general and administrative expenses remained stable. In the first half of 2011, Ultrapar’s sales, general and administrative expenses totaled R$ 1,007 million, up 8% over the first half of 2010.

Ultragaz: Ultragaz’s sales, general and administrative expenses totaled R$ 93 million in 2Q11, stable compared to 2Q10, due to higher expenses with promotional and sales campaigns and higher variable compensation in 2Q10, which offset the effects of inflation and the higher sales volume. Compared with 1Q11, Ultragaz’s sales, general and administrative expenses increased by 10%, mainly as a result of seasonally higher volume and the low level of expenses in 1Q11. In 1H11, Ultragaz’s sales, general and administrative expenses totaled R$ 178 million, down 1% from 1H10.

Ipiranga: Ipiranga’s sales, general and administrative expenses totaled R$ 318 million in 2Q11, up 12% over 2Q10, mainly due to a higher volume sold, the effects of inflation on expenses, increased advertising and marketing expenses, and expansion projects. Compared with 1Q11, Ipiranga’s sales, general and administrative expenses decreased by 1%, in spite of the higher volume sold, as a result of the concentration of expenses with variable compensation, advertising and marketing in 1Q11. In 1H11, Ipiranga’s sales, general and administrative expenses totaled R$ 639 million, up 12% over 1H10.

Oxiteno: Oxiteno’s sales, general and administrative expenses totaled R$ 77 million in 2Q11, up 4% over 2Q10, due to the effects of inflation on expenses and increased expenses with consultancy services, partially offset by the lower volume sold and by the effect of a stronger Real on expenses in dollars. Compared with 1Q11, Oxiteno’s sales, general and administrative expenses decreased by 3%, mainly as a result of the lower volume sold and the effects of a stronger Real on expenses in dollars. In 1H11, sales, general and administrative expenses totaled R$ 157 million, up 13% over 1H10.

Ultracargo: Ultracargo’s sales, general and administrative expenses totaled R$ 17 million in 2Q11, down 26% from 2Q10, mainly due to the effect of the sale of the in-house logistics, solid bulk storage and road transportation businesses. Compared with 1Q11, sales, general and administrative expenses increased by 8%, as a result of a higher variable compensation in 2Q11, in line with the earnings progression. In 1H11, sales, general and administrative expenses totaled R$ 32 million, down 24% from 1H10.

Depreciation and Amortization: Total depreciation and amortization costs and expenses in 2Q11 amounted to R$ 142 million, up 10% and 5% over 2Q10 and 1Q11, respectively, as a result of the higher investments made. In 1H11, Ultrapar’s depreciation costs and expenses totaled R$ 278 million, up 6% over 1H10.

Operating income: Ultrapar’s operating income amounted to R$ 364 million in 2Q11, up 8% from 2Q10, as a consequence of the increase seen in the operating income of Ipiranga, Oxiteno and Ultracargo. Compared with 1Q11, Ultrapar’s operating income was up by 9%, due to the increase in the operating income in all of the businesses. In 1H11, Ultrapar’s operating income totalled R$ 698 million, a 20% increase compared with 1H10.

Financial result: Ultrapar reported R$ 70 million of net financial expense in 2Q11, up R$ 4 million over the net financial expense in 2Q10 and 1Q11, mainly due to a rise in interest rates and a higher net debt, mainly as a consequence of the dividend payment in March. In relation to the last 12 months EBITDA, the net debt at the end of 2Q11 remained stable compared with 1Q11 and 2Q10 at 1.4 times. In 1H11, Ultrapar reported net financial expense of R$ 137 million, down R$ 3 million from 1H10.

Income and Social Contribution Taxes / Benefit of Tax Holidays: Ultrapar reported income tax and social contribution expenses, net of benefit of tax holidays of R$ 79 million in 2Q11, practically stable with an expense R$ 77 million in 2Q10. Compared with 1Q11, income tax and social contribution expenses, net of benefit of tax holidays was up 7%. In 1H11, income tax and social contribution expenses, net of benefit of tax holidays amounted to R$ 152 million, 18% up from 1H10.

Net Earnings: Ultrapar’s consolidated net earnings in 2Q11 amounted to R$ 215 million, up 12% and up 11% over 2Q10 and 1Q11, respectively, mainly due to the higher EBITDA in 2Q11. In 1H11, Ultrapar reported net earnings of R$ 409 million, up 30% over 1H10.

EBITDA: Ultrapar’s consolidated EBITDA totaled R$ 503 million in 2Q11, up 8% over 2Q10, due to the EBITDA growth in Ipiranga, Oxiteno and Ultracargo. In relation to 1Q11, EBITDA grew by 8%. In the first half of 2011, Ultrapar’s EBITDA amounted to R$ 970 million, up 15% over the first half of 2010.

Ultragaz: Ultragaz reported an EBITDA of R$ 79 million in 2Q11, down 5% from 2Q10, as a result of the start up of two additional bottling facilities, in maturing process, and the effects of inflation. Compared with 1Q11, Ultragaz’s EBITDA increased by 9%, as a result of a seasonally higher volume. In 1H11, Ultragaz’s EBITDA totaled R$ 152 million, down 2% from 1H10.

Ipiranga: Ipiranga’s EBITDA amounted to R$ 308 million in 2Q11, up 15% over 2Q10, mainly as a result of higher sales volume and an improved sales mix. Compared with 1Q11, Ipiranga’s EBITDA increased by 8%, mainly as a result of a seasonally higher volume. In 1H11, Ipiranga’s EBITDA reached R$ 595 million, up 20% over 1H10.

Oxiteno: Oxiteno’s EBITDA totaled R$ 80 million in 2Q11, up 13% over 2Q10, as a result of the recovery in margins during the last 12 months and an enhanced sales mix, in spite of the decrease in sales volume and an 11% stronger Real. Compared with 1Q11, Oxiteno’s EBITDA increased by 8%, mainly as a result of the improved sales mix and lower expenses in 2Q11. In 1H11, Oxiteno’s EBITDA totaled R$ 155 million, up 42% over 1H10.

Ultracargo: Ultracargo’s EBITDA amounted to R$ 31 million in 2Q11, up 8% over 2Q10, as a result of the growth in average storage, partially offset by the effect of the sale of the in-house logistics, solid bulk storage, and road transportation businesses. Compared with 1Q11, Ultracargo’s EBITDA increased by 7%, mainly as a result of increased handling of ethanol. In 1H11, Ultracargo’s EBITDA reached R$ 59 million, stable in relation to 1H10.

EBITDA

R$ million	2Q11	2Q10	1Q11	Variation 2Q11 X 2Q10	Variation 2Q11 x 1Q11	1H11	1H10	Variation 1H11 x 1H10
Ultrapar	502.9	467.0	467.1	8%	8%	970.0	846.2	15%
Ultragaz	79.0	83.3	72.6	-5%	9%	151.5	154.2	-2%
Ipiranga	308.2	268.3	286.5	15%	8%	594.7	496.0	20%
Oxiteno	80.2	70.8	74.5	13%	8%	154.7	108.8	42%
Ultracargo	30.6	28.4	28.5	8%	7%	59.0	58.8	0%

The purpose of including EBITDA information is to provide a measure for assessing our ability to generate cash from our operations. The EBITDA presented above was calculated based on the income before financial result, including depreciation and amortization and excluding income from sale of assets. In managing our business we rely on EBITDA as a means for assessing our operating performance and a portion of our employee profit sharing plan is linked to EBITDA performance. Because EBITDA excludes income from sale of assets, net financial income (expense), income tax, depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of income on disposal of assets, depreciation and amortization. Accordingly, we believe that this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. We also calculate EBITDA in connection with covenants related to some of our financing. We believe that EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements. EBITDA is not a measure of financial performance under Brazilian GAAP. EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation or capital expenditures and associated charges.

We hereby inform that in accordance with the requirements of CVM Resolution 381/03, our independent auditors KPMG Auditores Independentes have not performed during these first six months of 2011 any service other than the external audit of the financial statements of Ultrapar and affiliated companies and subsidiaries.

Item 2

São Paulo, August 10th, 2011 – Ultrapar Participações S.A. (BM&FBOVESPA: UGPA4 / NYSE: UGP), a company engaged in fuel distribution (Ultragaz/Ipiranga), chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the second quarter of 2011.

Results conference call
Brazilian conference call
August 12th, 2011
10:00 a.m. (US EST)
São Paulo – SP
Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International conference call
August 12th, 2011
11:30 a.m. (US EST)
Participants in the USA: 1 877 317 6776
Participants in Brazil: 0800 891 0015
Participants International: +1 412 317 6776
Code: Ultrapar

IR contact
E-mail: invest@ultra.com.br
Telephone: +55 11 3177 7014
Website: www.ultra.com.br

Ultrapar Participações S.A.
UGPA4 = R$ 27.65/share (06/30/11)
UGP = US$ 18.13/ADR (06/30/11)

We have reached in this 2Q11 one more quarter of positive and consistent earnings progression, presenting growth of 8% in EBITDA and 12% in net earnings. In June, the shareholders’ meetings approved Ultrapar’s new corporate governance structure, which includes the conversion of each preferred share into one common share, the migration to the Novo Mercado listing segment and amendments to the bylaws that strengthen the company’s governance.

➢ ULTRAPAR’S NET SALES REACH R$ 12 BILLION IN 2Q11, UP 17% OVER 2Q10

➢ ULTRAPAR’S EBITDA REACHES R$ 503 MILLION IN 2Q11, UP 8% OVER 2Q10

➢ ULTRAPAR’S NET EARNINGS REACH R$ 215 MILLION IN 2Q11, 12% HIGHER THAN THAT IN 2Q10

➢ DIVIDEND DISTRIBUTION OF R$ 252 MILLION APPROVED FOR 1H11, CORRESPONDING TO A 62% PAYOUT OF THE CONSOLIDATED NET EARNINGS

“We are pleased to report our twentieth consecutive quarter of EBITDA growth, which occurred over the last five years through different economic scenarios. Such growth reflects the consistent planning and execution of our strategy as well as our focus on value creation. In this second quarter, we also took very important steps towards deepening the alignment of interests and enduring the company’s growth with the approval of Ultrapar’s new corporate governance structure by the shareholders’ meetings. This new structure aims at positioning the company to maintain its long path of sustained growth and value creation.”
Pedro Wongtschowski – CEO

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information

From the year ending December 31st, 2010 onwards, CVM made mandatory the adoption of the International Financial Reporting Standards (“IFRS”) in the presentation of consolidated financial statements of the Brazilian publicly-held companies. Accordingly, Ultrapar's consolidated financial statements for the year ended December 31st, 2010 and for the quarters ended March 31st and June 30th, 2011 were prepared in compliance with the IFRS, which differ in certain aspects from the previous Brazilian accounting standards.

For an understanding of the effects of the adoption of the IFRS, we released financial spreadsheets on CVM’s website (www.cvm.gov.br), as well as on Ultrapar’s website (www.ultra.com.br), demonstrating the impacts of the accounting changes introduced by the IFRS on the main line items of the 2009 and 2010 financial statements in comparison with the amounts that would have been obtained without such changes. Additional information on the changes resulting from the adoption of the IFRS is available in note 2 to the financial statements for the year ended December 31st, 2010.

The financial information of Ultragaz, Ipiranga, Oxiteno, and Ultracargo is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, except when otherwise indicated, the amounts presented in this document are expressed in millions of R$ and, therefore, are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

Effect of the divestment – Ultracargo’s road transportation, in-house logistics, and solid bulk storage
On July 1st, 2010, Ultrapar sold Ultracargo’s in-house logistics, solid bulk storage, and road transportation businesses, with the transfer of shares of AGT – Armazéns Gerais e Transporte Ltda. and Petrolog Serviços e Armazéns Gerais Ltda. to Aqces Logística Internacional Ltda. and the receipt of R$ 74 million, in addition to the R$ 8 million deposit received upon announcement of the transaction on March 31st, 2010. In October 2010, Ultrapar disbursed R$ 2 million in connection with the expected working capital adjustment. The financial statements of Ultrapar and Ultracargo from 3Q10 onwards no longer include the businesses sold.

Effect of the acquisition – DNP

On October 26th, 2010, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of 100% of the shares of Distribuidora Nacional de Petróleo Ltda. (“DNP”). The total value of the acquisition was R$ 73 million, with an initial disbursement of R$ 47 million in November 2010 and additional disbursements of R$ 26 million in January 2011 and R$ 1 million in July 2011 in connection with the final working capital adjustment. Ultrapar’s and Ipiranga’s financial statements started to consolidate the results of the acquired business from the closing of the acquisition, occurred on November 1st, 2010.

Summary of the 2nd quarter of 2011

Ultrapar – Consolidated data	2Q11	2Q10	1Q11	Δ (%) 2Q11v2Q10	Δ (%) 2Q11v1Q11	1H11	1H10	Δ (%) 1H11v1H10
Net sales and services	12,187	10,383	10,806	17%	13%	22,994	20,316	13%
Gross profit	852	809	826	5%	3%	1,678	1,505	12%
Operating profit	364	335	334	8%	9%	698	583	20%
EBITDA	503	467	467	8%	8%	970	846	15%
Net earnings¹	215	192	194	12%	11%	409	315	30%
Earnings attributable to Ultrapar per share²	0.40	0.36	0.36	11%	10%	0.76	0.59	28%
Amounts in R$ million (except for EPS)
¹ Under IFRS, net earnings include net earnings attributable to non-controlling shareholders.
2 Calculated based on the weighted average number of shares over the period, excluding shares held in treasury. Retroactively adjusted to reflect the 1:4 stock split approved in the Special Shareholders’ Meeting held on February 10th, 2011.

Ultragaz – Operational data	2Q11	2Q10	1Q11	Δ (%) 2Q11v2Q10	Δ (%) 2Q11v1Q11	1H11	1H10	Δ (%) 1H11v1H10
Total volume (000 tons)	417	407	381	2%	9%	798	778	3%
Bottled	289	282	260	2%	11%	549	539	2%
Bulk	128	125	122	2%	5%	249	238	5%

> 2

Ipiranga – Operational data	2Q11	2Q10	1Q11	Δ (%) 2Q11v2Q10	Δ (%) 2Q11v1Q11	1H11	1H10	Δ (%) 1H11v1H10
Total volume (000 m³)	5,396	4,984	4,898	8%	10%	10,294	9,581	7%
Diesel	3,041	2,773	2,587	10%	18%	5,628	5,262	7%
Gasoline, ethanol and NGV	2,243	2,092	2,210	7%	1%	4,453	4,091	9%
Other3	112	119	101	(6%)	10%	213	228	(7%)
3 Fuel oils, kerosene, lubricants and greases.

Oxiteno – Operational data	2Q11	2Q10	1Q11	Δ (%) 2Q11v2Q10	Δ (%) 2Q11v1Q11	1H11	1H10	Δ (%) 1H11v1H10
Total volume (000 tons)	153	176	156	(13%)	(2%)	309	339	(9%)
Product mix
Specialty chemicals	146	160	150	(9%)	(2%)	296	312	(5%)
Glycols	7	15	7	(57%)	(1%)	13	28	(52%)
Geographical mix
Sales in Brazil	106	126	108	(16%)	(2%)	214	243	(12%)
Sales outside Brazil	47	49	48	(4%)	(3%)	95	96	(1%)

Ultracargo – Operational data	2Q11	2Q10	1Q11	Δ (%) 2Q11v2Q10	Δ (%) 2Q11v1Q11	1H11	1H10	Δ (%) 1H11v1H10
Effective storage4 (000 m3)	605	558	534	8%	13%	570	547	4%
4 Monthly average

Macroeconomic indicators	2Q11	2Q10	1Q11	Δ (%) 2Q11v2Q10	Δ (%) 2Q11v1Q11	1H11	1H10	Δ (%) 1H11v1H10
Average exchange rate (R$/US$)	1.60	1.79	1.67	(11%)	(4%)	1.63	1.80	(9%)
Brazilian interbank interest rate (CDI)	2.8%	2.2%	2.6%			5.5%	4.3%
Inflation in the period (IPCA)	1.4%	1.0%	2.4%			3.9%	3.1%

Highlights

➢
Approval of Ultrapar’s new corporate governance structure – On June 28th, 2011, the extraordinary general shareholders' meeting (“Extraordinary Shareholders’ Meeting”) approved (i) the conversion of all shares of preferred stock issued by the company into shares of common stock, on a 1-to-1 conversion ratio (the “Conversion”), (ii) the company’s adhesion to the Novo Mercado listing segment of BM&FBOVESPA, (iii) the company’s new bylaws, modifying several of the provisions in the current bylaws, aiming to strengthen the company’s governance structure, (iv) the equivalence of rights of all shareholders in the event of a change in the company’s control, pursuant to its new bylaws and the Novo Mercado regulations, to the provisions of the company’s controlling shareholders' agreement of March 22nd, 2000. On the same date, the subjects under items (i) and (iv) above were also approved in a special preferred shareholders’ meeting.

➢
Conversion of shares – After the approval of the new corporate governance structure, the period for the exercise of appraisal rights by preferred shareholders who dissent from the resolutions above began and such period ended on August 1st, 2011, without any shareholder having exercised such right. On August 17th, 2011, Ultrapar’s preferred shares will be converted into common shares and will start to be traded on the Novo Mercado segment. As of the same date, the ADRs represented by preferred shares will be represented common shares issued by Ultrapar and will be traded in the New York Stock Exchange under this new format.

> 3

➢
New bylaws – As of August 17th, 2011, with the Conversion and the beginning of the trading on the Novo Mercado, Ultrapar’s new bylaws approved at the Extraordinary Shareholders’ Meeting of June 28th, 2011 will become effective.

The material amendments to the bylaws are (i) mandatory tender offer to 100% of the company's shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holders of 20% of the company's shares, (ii) minimum of 30% of independent members of the Board of Directors, and (iii) creation of audit and compensation committees, as ancillary bodies of the Board of Directors.

There will not be any limitation on voting rights, special treatment to current shareholders, tender offers for a price above that of the acquisition of shares or any other poison pill provisions in Ultrapar’s bylaws, thus assuring the effectiveness of a majority shareholders’ approval on all matters to be deliberated.

➢
Dividend distribution of R$ 252 million approved – On this date, the Board of Directors of Ultrapar approved a dividend payment of R$ 252 million, equivalent to R$ 0.47 per share, as an advance of the dividends for the fiscal year 2011, to be paid from August 30th, 2011 onwards. This amount represents a 62% payout of net earnings of the first half of 2011 and an annualized dividend yield of 3.5% on the average price of Ultrapar’s shares during the period.

➢
Ultrapar receives an important award in corporate governance – Ultrapar was elected by Euromoney magazine the company in Brazil with the best corporate governance in 2011, based on a survey conducted with analysts and investors in Latin America. This award reflects the differentiated standards of the company’s corporate governance structure and the continuous improvement of its practices.

Executive summary of the results

The Brazilian economy maintained its growth trajectory in this second quarter, but at a slower pace, particularly due to the performance of the industrial sector. Such slowdown mainly reflects a more adverse international economic environment and the successive increases in the Brazilian basic interest rate, aimed at controlling the rise of inflation, which accumulated a 3.9% increase in 1H11 according to the IPCA (Índice de Preços ao Consumidor Amplo). The worsening in the international markets coupled with increases in local interest rates contributed to an increased inflow of funds to the country, leading the dollar to end the second quarter at R$ 1.56/US$, down 13% from the same period of 2010. On the other hand, the rise in interest rates had a lower impact on the retail sector, mainly due to the favorable conditions in the labor market and in the automotive sector, in which the number of light vehicles licensed in 1H11 accumulated a 10% growth over the same period of 2010.

In 2Q11, Ultragaz’s sales volume grew 2% compared with 2Q10, a growth presented both in the bottled and the bulk segments. Ultragaz's EBITDA reached R$ 79 million in the quarter, down 5% from 2Q10, mainly due to the start up of operations in two additional LPG filling plants by Ultragaz, in maturing process, and to the effects of inflation.

At Ipiranga, the continued expansion of the light vehicle fleet and of the Brazilian economy, combined with the investments for network expansion, resulted in an 8% increase in the fuel sales volume over 2Q10. Ipiranga’s EBITDA in 2Q11 amounted to R$ 308 million, up 15% over 2Q10, resulting in an EBITDA margin of R$ 57/m3, higher than the R$ 54/m3 EBITDA margin for 2Q10.

Oxiteno’s sales volume totaled 153 thousand tons, down 13% from 2Q10, mainly as a result of spot sales of glycols in 2Q10 and the effects in the inventory levels of certain segments served by the company, as a consequence of the slowdown in the economic growth . Oxiteno’s EBITDA totaled R$ 80 million in 2Q11, up 13% over 2Q10, as a result of the recovery in margins during the last 12 months and the improved sales mix, in spite of the lower volume sold and an 11% stronger Real.

In 2Q11, Ultracargo’s average storage increased by 8% compared with 2Q10, due to an increase in the handling of products at the Suape and Santos terminals. Ultracargo’s EBITDA totaled R$ 31 million in 2Q11, up 8% from 2Q10, partially offset by the sale of the in-house logistics, solid bulk storage and road transportation businesses on July 1st, 2010.

Ultrapar’s consolidated EBITDA totaled R$ 503 million in 2Q11, up 8% over 2Q10, as a consequence of the EBITDA growth in Ipiranga, Oxiteno and Ultracargo. Net earnings for 2Q11 reached R$ 215 million, up 12% over 2Q10, mainly as a result of the EBITDA growth.

> 4

Operational performance

Ultragaz – In 2Q11, Ultragaz’s sales volume reached 417 thousand tons, up 2% over 2Q10, a growth obtained both in the bottled and in the bulk segment. Compared with 1Q11, sales volume grew by 9% as a result of seasonality between periods. In 1H11, Ultragaz’s sales volume totaled 798 thousand tons, up 3% over 1H10.

Ultragaz – Sales Volume (000 tons)

Ipiranga – Ipiranga’s sales volume totaled 5,396 thousand cubic meters in 2Q11, up 8% over 2Q10. In 2Q11, the sales volume of fuels for light vehicles grew by 7%, as a consequence of an estimated 8% growth in the light vehicle fleet and investments made to expand the network, partially offset by the increased share of gasoline in the sales mix due to the reduced availability and competitiveness of ethanol in 2Q11. Excluding the effects of the increased share of gasoline in the sales mix, the volume of fuels for light vehicles would have grown by 11% compared with 2Q10. The diesel volume grew by 10% over 2Q10, as a result of the growth of the Brazilian economy and investments made to capture new clients. Compared with 1Q11, the total sales volume increased by 10% as a result of seasonality between periods. In 1H11, Ipiranga accumulated a sales volume of 10,294 thousand cubic meters, up 7% over 1H10.

Ipiranga – Sales volume (000 m³)

Oxiteno – Oxiteno’s sales volume totaled 153 thousand tons, down 13% (23 thousand tons) from 2Q10. In the Brazilian market, sales volume decreased by 16% (21 thousand tons), due to spot sales of glycols in 2Q10 and the effect in the inventory levels of certain segments served by the company, as a consequence of the slowdown in economic growth. The reduction in volumes had less influence on the paints, cosmetics and detergents segments, allowing an improved sales mix in this period. Sales outside Brazil decreased by 4% (2 thousand tons), due to higher spot sales of glycols in 2Q10, partially offset by the increased volume sold by Oxiteno Mexico and Oxiteno Andina. Compared with 1Q11, sales volume decreased by 2% (4 thousand tons). Oxiteno’s sales volume in 1H11 totaled 309 thousand tons, down 9% from 1H10.

> 5

Oxiteno – Sales volume (000 tons)

Ultracargo – In 2Q11, Ultracargo’s average storage grew by 8% over 2Q10, due to increased handling of products in the Suape and Santos terminals. Compared with 1Q11, average storage increased by 13%, primarily due to a higher ethanol handling. In 1H11, Ultracargo accumulated a 4% increase in the average effective storage of its terminals over 1H10.

Ultracargo – Average storage (000 m³)

Economic-financial performance

Net sales and services – Ultrapar’s consolidated net sales and services amounted to R$ 12,187 million in 2Q11, up 17% over 2Q10, as a consequence of the sales growth in Ultragaz, Ipiranga and Oxiteno. Compared with 1Q11, Ultrapar’s net sales and services increased by 13%, mainly as a result of seasonality between periods. In the first half of 2011, Ultrapar’s net sales and services amounted to R$ 22,994 million, up 13% over the first half of 2010.

Net sales and services (R$ million)

> 6

Ultragaz – Ultragaz’s net sales and services amounted to R$ 945 million in 2Q11, up 3% over 2Q10, practically in line with the variation in the volume sold. Compared with 1Q11, net sales and services increased by 9%, as a result of seasonally higher volume. In 1H11, Ultragaz’s net sales and services amounted to R$ 1,812 million, up 3% over 1H10.

Ipiranga – Ipiranga's net sales and services totaled R$ 10,602 million in 2Q11, up 20% over 2Q10, mainly due to higher sales volume, increased costs of anhydrous and hydrated ethanol, and the increased share of gasoline in the sales mix, as a consequence of the lower availability of ethanol in 2Q11. Compared with 1Q11, Ipiranga’s net sales and services increased by 14%, mainly as a result of a seasonally higher volume. In 1H11, Ipiranga’s net sales and services amounted to R$ 19,935 million, up 15% over 1H10.

Ipiranga – Net sales breakdown by product

Oxiteno – Oxiteno’s net sales and services totaled R$ 574 million in 2Q11, up 5% over 2Q10, despite the 11% stronger Real and lower sales volume, as a consequence of the recovery in the average prices in dollar during the last 12 months and of an improved sales mix in 2Q11. Compared with 1Q11, net sales and services also grew by 5%, due to higher average prices in dollar. In 1H11, Oxiteno’s net sales and services totaled R$ 1,122 million, up 10% over 1H10.

Ultracargo – Ultracargo’s net sales and services totaled R$ 68 million in 2Q11, down 21% from 2Q10, as a consequence of the sale of the in-house logistics, solid bulk storage and road transportation businesses. Compared with 1Q11, net sales and services increased by 10%, mainly as a result of the higher average storage in 2Q11. In 1H11, Ultracargo’s net sales and services totaled R$ 130 million, down 23% from 1H10, as a consequence of the sale of the in-house logistics, solid bulk storage and road transportation businesses.

Cost of goods sold – Ultrapar’s cost of goods sold amounted to R$ 11,335 million in 2Q11, up 18% over 2Q10, as a result of the higher cost of goods sold in Ultragaz, Ipiranga and Oxiteno. In relation to 1Q11, Ultrapar’s cost of goods sold increased by 14% as a result of seasonality between periods. In the first half of 2011, Ultrapar’s cost of goods sold amounted to R$ 21,316 million, up 13% over the first half of 2010.

Ultragaz – Ultragaz’s cost of goods sold amounted to R$ 802 million in 2Q11, up 4% over 2Q10, mainly as a result of higher sales volume, the effects of inflation and costs related to two additional bottling facilities. Compared with 1Q11, the cost of goods sold increased by 9%, as a result of seasonally higher volume. In 1H11, Ultragaz’s cost of goods sold totaled R$ 1,538 million, up 3% over 1H10.

Ipiranga – Ipiranga’s cost of goods sold amounted to R$ 10,065 million in 2Q11, up 20% over 2Q10, mainly due to higher sales volume, increased costs of anhydrous and hydrated ethanol, and the increased share of gasoline in the sales mix as a consequence of the lower availability of ethanol in 2Q11. Compared with 1Q11, the cost of goods sold increased by 14%, mainly as a result of seasonally higher volume. In 1H11, Ipiranga’s cost of goods sold totaled R$ 18,874 million, up 14% over 1H10.

Oxiteno – Oxiteno’s cost of goods sold in 2Q11 amounted to R$ 443 million, up 3% from 2Q10, as a result of the increase in variable unit costs in dollars, partially offset by a 13% decrease in sales volume and an 11% stronger Real. Compared with 1Q11, the cost of goods sold increased by 6%, due to the increase in variable unit costs in dollars, partially offset by a reduction in volume sold and a stronger Real. In 1H11, Oxiteno’s cost of goods sold totaled R$ 860 million, up 5% over 1H10.

> 7

Ultracargo – Ultracargo’s cost of services provided amounted to R$ 29 million in 1Q11, down 34% from 2Q10, due to the effect of the sale of the in-house logistics, solid bulk storage and road transportation businesses. Compared with 1Q11, cost of services provided increased by 9%, mainly as a result of the higher average storage in 2Q11. In 1H11, Ultracargo’s cost of services provided totaled R$ 55 million, down 35% from 1H10.

Sales, general and administrative expenses – Sales, general and administrative expenses of Ultrapar reached R$ 504 million in 2Q11, up 6% over 2Q10. In relation to 1Q11, Ultrapar’s sales, general and administrative expenses remained stable. In the first half of 2011, Ultrapar’s sales, general and administrative expenses totaled R$ 1,007 million, up 8% over the first half of 2010.

Ultragaz – Ultragaz’s sales, general and administrative expenses totaled R$ 93 million in 2Q11, stable compared to 2Q10, due to higher expenses with promotional and sales campaigns and higher variable compensation in 2Q10, which offset the effects of inflation and the higher sales volume. Compared with 1Q11, Ultragaz’s sales, general and administrative expenses increased by 10%, mainly as a result of seasonally higher volume and the low level of expenses in 1Q11. In 1H11, Ultragaz’s sales, general and administrative expenses totaled R$ 178 million, down 1% from 1H10.

Ipiranga – Ipiranga’s sales, general and administrative expenses totaled R$ 318 million in 2Q11, up 12% over 2Q10, mainly due to a higher volume sold, the effects of inflation on expenses, increased advertising and marketing expenses, and expansion projects. Compared with 1Q11, Ipiranga’s sales, general and administrative expenses decreased by 1%, in spite of the higher volume sold, as a result of the concentration of expenses with variable compensation, advertising and marketing in 1Q11. In 1H11, Ipiranga’s sales, general and administrative expenses totaled R$ 639 million, up 12% over 1H10.

Oxiteno – Oxiteno’s sales, general and administrative expenses totaled R$ 77 million in 2Q11, up 4% over 2Q10, due to the effects of inflation on expenses and increased expenses with consultancy services, partially offset by the lower volume sold and by the effect of a stronger Real on expenses in dollars. Compared with 1Q11, Oxiteno’s sales, general and administrative expenses decreased by 3%, mainly as a result of the lower volume sold and the effects of a stronger Real on expenses in dollars. In 1H11, sales, general and administrative expenses totaled R$ 157 million, up 13% over 1H10.

Ultracargo – Ultracargo’s sales, general and administrative expenses totaled R$ 17 million in 2Q11, down 26% from 2Q10, mainly due to the effect of the sale of the in-house logistics, solid bulk storage and road transportation businesses. Compared with 1Q11, sales, general and administrative expenses increased by 8%, as a result of a higher variable compensation in 2Q11, in line with the earnings progression. In 1H11, sales, general and administrative expenses totaled R$ 32 million, down 24% from 1H10.

EBITDA – Ultrapar’s consolidated EBITDA totaled R$ 503 million in 2Q11, up 8% over 2Q10, due to the EBITDA growth in Ipiranga, Oxiteno and Ultracargo. In relation to 1Q11, EBITDA grew by 8%. In the first half of 2011, Ultrapar’s EBITDA amounted to R$ 970 million, up 15% over the first half of 2010.

EBITDA (R$ million)

> 8

Ultragaz – Ultragaz reported an EBITDA of R$ 79 million in 2Q11, down 5% from 2Q10, as a result of the start up of two additional bottling facilities, in maturing process, and the effects of inflation. Compared with 1Q11, Ultragaz’s EBITDA increased by 9%, as a result of a seasonally higher volume. In 1H11, Ultragaz’s EBITDA totaled R$ 152 million, down 2% from 1H10.

Ipiranga – Ipiranga’s EBITDA amounted to R$ 308 million in 2Q11, up 15% over 2Q10, mainly as a result of higher sales volume and an improved sales mix. Compared with 1Q11, Ipiranga’s EBITDA increased by 8%, mainly as a result of a seasonally higher volume. In 1H11, Ipiranga’s EBITDA reached R$ 595 million, up 20% over 1H10.

Oxiteno – Oxiteno’s EBITDA totaled R$ 80 million in 2Q11, up 13% over 2Q10, as a result of the recovery in margins during the last 12 months and an enhanced sales mix, in spite of the decrease in sales volume and an 11% stronger Real. Compared with 1Q11, Oxiteno’s EBITDA increased by 8%, mainly as a result of the improved sales mix and lower expenses in 2Q11. In 1H11, Oxiteno’s EBITDA totaled R$ 155 million, up 42% over 1H10.

Ultracargo – Ultracargo’s EBITDA amounted to R$ 31 million in 2Q11, up 8% over 2Q10, as a result of the growth in average storage, partially offset by the effect of the sale of the in-house logistics, solid bulk storage and road transportation businesses. Compared with 1Q11, Ultracargo’s EBITDA increased by 7%, mainly as a result of increased handling of ethanol. In 1H11, Ultracargo’s EBITDA reached R$ 59 million, stable in relation to 1H10.

Depreciation and amortization – Total depreciation and amortization costs and expenses in 2Q11 amounted to R$ 142 million, up 10% and 5% over 2Q10 and 1Q11, respectively, as a result of the higher investments made. In 1H11, Ultrapar’s depreciation costs and expenses totaled R$ 278 million, up 6% over 1H10.

Financial result – Ultrapar reported R$ 70 million of net financial expense in 2Q11, up R$ 4 million over the net financial expense in 2Q10 and 1Q11, mainly due to a rise in interest rates and a higher net debt, mainly as a consequence of the dividend payment in March. In relation to the last 12 months EBITDA, the net debt at the end of 2Q11 remained stable compared with 1Q11 and 2Q10 at 1.4 times. In 1H11, Ultrapar reported net financial expense of R$ 137 million, down R$ 3 million from 1H10.

Net earnings – Ultrapar’s consolidated net earnings in 2Q11 amounted to R$ 215 million, up 12% and up 11% over 2Q10 and 1Q11, respectively, mainly due to the higher EBITDA in 2Q11. In 1H11, Ultrapar reported net earnings of R$ 409 million, up 30% over 1H10.

Investments – Total investments, net of disposals and repayments, amounted to R$ 257 million in 2Q11, allocated as follows:

•
At Ultragaz, R$ 59 million were invested, directed mainly to new clients in the bulk segment and renewal of LPG bottles. Separately, Ultragaz started to operate two additional bottling facilities in Espírito Santo, as a result of operating lease, whose disbursements will occur over the 20-year term of the contract.

•
At Ipiranga, R$ 139 million were invested, mainly in the conversion of unbranded service stations, new service stations and renewal of the distribution network. Of the total amount invested, R$ 135 million were related to additions to property, plant and equipment and intangible assets and R$ 5 million were related to financing to clients, net of repayments.

•	At Oxiteno, R$ 26 million were invested, concentrated mainly on the project to expand the ethylene oxide production capacity in Camaçari and on the maintenance of its production facilities.

•	Ultracargo invested R$ 26 million, directed mainly to the expansion in the Santos (46 thousand m3), Aratu (22 thousand m3) and Suape (30 thousand m3) terminals and in the maintenance of its terminals.

> 9

R$ million	2Q11	1H11
Additions to fixed and intangible assets1
Ultragaz2	59	109
Ipiranga	135	231
Oxiteno	26	47
Ultracargo	26	37
Total – additions to fixed and intangible assets1	252	435
Financing to clients3 – Ipiranga	5	10
Acquisition (disposal) of equity interest	-	26
Total investments, net of disposals and repayments	257	471

1	Includes the consolidation of Serma
2
Does not include the R$ 43 million addition to property, plant and equipment and intangible assets  related to the lease of bottling facilities, recorded as a operating lease, whose disbursements will occur over the 20-year term of the contract.

3	Financing to clients is included as working capital in the Cash Flow Statement

> 10

Ultrapar in the capital markets

Ultrapar’s average daily trading volume in 2Q11 was R$ 33 million/day, 12% lower than the average of R$ 38 million/day in 2Q10, considering the combined trading on the BM&FBOVESPA and the NYSE. Ultrapar’s share price closed 2Q11 quoted at R$ 27.65/share on the BM&FBOVESPA, with an accumulated appreciation of 2% in the quarter and 28% over the last 12 months. In the same periods, the Ibovespa index depreciated by 9% and appreciated by 2%, respectively. At the NYSE, Ultrapar’s shares appreciated by 7% in 2Q11 and 53% over the last 12 months, while the Dow Jones index appreciated by 1% in 2Q11 and 27% over the last 12 months. Ultrapar closed 2Q11 with a market value of R$ 15 billion, up 28% over 2Q10.

Performance of UGPA4 vs. Ibovespa – 2Q11 (Base 100)	Average daily trading volume (R$ million)

Outlook

Even facing a lower pace of economic growth, we continue to see good prospects and investment opportunities for our businesses. At Ipiranga, the continued expansion of the light vehicle fleet during the recent months and the investments made for expansion of the distribution network, with a focus on the North, Northeast and Midwest regions, will continue to drive the growth of the fuel sales volume. At Ultragaz, the investments in expansion and in capturing new clients will translate into higher volumes, mainly for the bulk segment. At Oxiteno, the completion of an important investment cycle, which resulted in an increased specialty chemicals production capacity, should allow an increased production flexibility and benefit from the growth of the Brazilian market in the coming years. Ultracargo will continue to capture the results from the investments underway for expanding the capacity of its terminals, particularly the Suape terminal, which is expected to start operations in the next quarter. Lastly, the completion of the implementation of the new corporate governance structure enables Ultrapar to deepen interest alignment and to improve investment capacity, so as to continue in its value creation path, with potential for even more ambitious projects.

> 11

Forthcoming events

Conference call / Webcast: August 12th, 2011

Ultrapar will be holding a conference call for analysts on August 12th, 2011 to comment on the company's performance in the second quarter of 2011 and outlook. The presentation will be available for download on the company's website 30 minutes prior to the conference call.

Brazilian: 10:00 a.m. (US EST)
Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International: 11:30 a.m. (US EST)
Participants in the US: 1 877 317 6776
Participants in Brazil: 0800 891 0015
Participants in other countries: +1 412 317 6776
Code: Ultrapar

WEBCAST live via Internet at www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecasts. Therefore, the reader should not base investment decisions solely on these estimates.

> 12

Operational and market information

Financial focus	2Q11	2Q10	1Q11	1H11	1H10
EBITDA margin Ultrapar	4.1%	4.5%	4.3%	4.2%	4.2%
Net margin Ultrapar	1.8%	1.9%	1.8%	1.8%	1.6%
Focus on human resources	2Q11	2Q10	1Q11	1H11	1H10
Number of employees – Ultrapar	8,991	9,331	8,916	8,991	9,331
Number of employees – Ultragaz	4,091	4,021	4,092	4,091	4,021
Number of employees – Ipiranga	2,385	2,289	2,339	2,385	2,289
Number of employees – Oxiteno	1,612	1,529	1,601	1,612	1,529
Number of employees – Ultracargo	568	1,168	551	568	1,168
Focus on capital markets1	2Q11	2Q10	1Q11	1H11	1H10
Number of shares (000)	544,384	544,384	544,384	544,384	544,384
Market capitalization2 – R$ million	15,058	11,292	14,357	14,706	11,297
BM&FBOVESPA1	2Q11	2Q10	1Q11	1H11	1H10
Average daily volume (shares)	906,779	1,485,426	919,897	913,232	1,347,138
Average daily volume (R$ 000)	25,064	30,776	24,225	24,651	27,923
Average share price (R$/share)	27.6	20.7	26.3	27.0	20.7
NYSE1	2Q11	2Q10	1Q11	1H11	1H10
Quantity of ADRs3 (000 ADRs)	55,487	52,115	55,196	55,487	52,115
Average daily volume (ADRs)	289,999	329,261	323,898	306,813	337,426
Average daily volume (US$ 000)	5,090	3,918	5,148	5,119	3,954
Average share price (US$/ADR)	17.6	11.9	15.9	16.7	11.7
Total1	2Q11	2Q10	1Q11	1H11	1H10
Average daily volume (shares)	1,196,778	1,814,687	1,243,795	1,220,045	1,684,564
Average daily volume (R$ 000)	33,104	37,640	32,802	32,957	34,958

All financial information is presented according to the accounting principles laid down in the Brazilian Corporate Law. All figures are expressed in Brazilian Reais, except for the amounts on page 20, which are expressed in US dollars and were obtained using the average exchange rate (commercial dollar rate) for the corresponding periods.

For additional information, please contact:

Investor Relations - Ultrapar Participações S.A.
+55 11 3177 7014
invest@ultra.com.br
www.ultra.com.br

1	Information retroactively adjusted to reflect the 1:4 stock split approved in the Special Shareholders’ Meeting held on February 10th, 2011.
2	Calculated based on the weighted average price in the period.
3	1 ADR = 1 preferred share

> 13

ULTRAPAR
CONSOLIDATED BALANCE SHEET
In millions of Reais - IFRS

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2011	2010	2011

ASSETS

Cash and financial investments	2,721.5	3,018.1	2,792.6
Trade accounts receivable	1,811.0	1,630.9	1,738.4
Inventories	1,330.9	1,024.5	1,258.5
Taxes	368.2	310.5	326.8
Other	62.6	59.4	74.1
Total Current Assets	6,294.3	6,043.4	6,190.4

Investments	15.3	14.6	15.5
Property, plant and equipment and intangibles	5,518.0	5,112.5	5,365.9
Financial investments	7.8	9.2	7.9
Trade accounts receivable	108.4	68.6	99.2
Deferred income tax	554.9	647.2	575.0
Escrow deposits	417.2	332.8	394.2
Other	157.8	131.5	149.7
Total Non-Current Assets	6,779.5	6,316.4	6,607.4

TOTAL ASSETS	13,073.8	12,359.8	12,797.9

LIABILITIES

Loans, financing and debenturers	1,388.6	900.6	1,338.0
Suppliers	787.0	687.4	876.8
Payroll and related charges	211.7	167.2	190.6
Taxes	229.5	189.2	218.1
Other	109.8	88.7	104.4
Total Current Liabilities	2,726.5	2,033.1	2,727.9

Loans, financing and debenturers	4,038.4	4,508.9	4,015.9
Provision for contingencies	517.0	507.9	488.8
Post-retirement benefits	92.4	90.1	92.4
Other	181.5	141.7	168.3
Total Non-Current Liabilities	4,829.4	5,248.6	4,765.5

TOTAL LIABILITIES	7,555.9	7,281.8	7,493.5

STOCKHOLDERS' EQUITY

Capital	3,696.8	3,696.8	3,696.8
Reserves	1,528.9	1,281.2	1,529.1
Treasury shares	(120.0)	(123.7)	(120.0)
Others	386.7	202.1	174.9
Non-controlling interest	25.4	21.7	23.6
Total shareholders’ equity	5,517.9	5,078.1	5,304.4

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	13,073.8	12,359.8	12,797.9

Cash and financial investments	2,729.3	3,027.3	2,800.5
Debt	(5,427.0)	(5,409.6)	(5,354.0)
Net cash (debt)	(2,697.7)	(2,382.3)	(2,553.5)

> 14

ULTRAPAR
CONSOLIDATED INCOME STATEMENT
In millions of Reais (except per share data) - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2011	2010	2011	2011	2010

Net sales and services	12,187.5	10,382.6	10,806.1	22,993.6	20,316.0

Cost of sales and services	(11,335.3)	(9,573.2)	(9,980.4)	(21,315.6)	(18,811.3)

Gross profit	852.2	809.4	825.7	1,677.9	1,504.7

Operating expenses
Selling	(314.7)	(287.3)	(310.3)	(625.0)	(566.6)
General and administrative	(189.5)	(186.4)	(192.7)	(382.2)	(362.3)

Other operating income (expenses), net	12.5	2.0	8.6	21.1	9.1
Income from sale of assets	3.4	(2.2)	2.7	6.1	(1.8)

Operating income	363.9	335.5	334.0	697.9	583.1

Financial results
Financial income	79.7	52.6	85.6	165.4	101.0
Financial expenses	(149.8)	(118.4)	(152.0)	(301.9)	(240.0)
Equity in earnings (losses) of affiliates	(0.2)	(0.2)	0.1	(0.0)	(0.1)

Income before income and social contribution taxes	293.6	269.6	267.7	561.3	444.0

Provision for income and social contribution taxes
Current	(69.5)	(48.7)	(61.1)	(130.6)	(79.7)
Deferred	(15.9)	(36.8)	(20.3)	(36.3)	(64.6)
Benefit of tax holidays	6.5	8.5	7.9	14.4	15.6

Net Income	214.7	192.5	194.2	408.9	315.3

Net income attributable to:
Shareholders of Ultrapar	212.6	191.2	193.0	405.6	317.2
Non-controlling shareholders of the subsidiaries	2.1	1.3	1.2	3.3	(1.9)

EBITDA	502.9	467.0	467.1	970.0	846.2
Depreciation and amortization	142.3	129.4	135.9	278.2	261.3
Total investments, net of disposals and repayments	256.8	210.9	213.8	470.7	415.4

RATIOS

Earnings per share - R$	0.40	0.36	0.36	0.76	0.59

Net debt / Stockholders' equity	0.49	0.47	0.48	0.49	0.47
Net debt / LTM EBITDA	1.42	1.45	1.37	1.42	1.45
Net interest expense / EBITDA	0.14	0.14	0.14	0.14	0.16
Gross margin	7.0%	7.8%	7.6%	7.3%	7.4%
Operating margin	3.0%	3.2%	3.1%	3.0%	2.9%
EBITDA margin	4.1%	4.5%	4.3%	4.2%	4.2%

> 15

ULTRAPAR
CONSOLIDATED CASH FLOW STATEMENT
In millions of Reais - IFRS

	JAN - JUN
	2011	2010

Cash Flows from operating activities	481.8	563.6
Net income	408.9	315.3
Depreciation and amortization	278.2	261.3
Working capital	(461.4)	(227.9)
Financial expenses (A)	255.2	194.6
Deferred income and social contribution taxes	36.3	64.6
Income from sale of assets	(6.1)	1.8
Other (B)	(29.3)	(46.1)

Cash Flows from investing activities	(460.3)	(431.2)
Additions to fixed and intangible assets, net of disposals	(434.8)	(431.2)
Acquisition and sale of equity investments	(25.5)	-

Cash Flows from (used in) financing activities	(512.6)	559.9
Debt raising	621.8	2,137.1
Amortization of debt	(883.5)	(1,399.9)
Related parties	-	(2.6)
Dividends paid (C)	(251.0)	(163.3)
Other (D)	-	(11.4)

Net increase (decrease) in cash and cash equivalents	(491.1)	692.4

Cash and cash equivalents at the beginning of the period (E)	3,220.4	2,334.9

Cash and cash equivalents at the end of the period (E)	2,729.3	3,027.3

Supplemental disclosure of cash flow information
Cash paid for interest (F)	112.7	144.4
Cash paid for income and social contribution taxes (G)	44.2	19.9

(A)
Comprised of interest and exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from interest and exchange rate and inflationary variation on cash equivalents.

(B)	Comprised mainly of noncurrent assets and liabilities variations net.
(C)	Includes dividends paid by Ultrapar and its subsidiaries to third parties.
(D)	Non-controlling interest portion in the capital reduction of Utingás, in which Ultragaz holds a 56% stake.
(E)	Includes long term financial investments.
(F)	Included in cash flow from (used in) financing activities.
(G)	Included in cash flow from (used in) operating activities.

> 16

ULTRAGAZ
CONSOLIDATED INVESTED CAPITAL
In millions of Reais - IFRS

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2011	2010	2011

OPERATING ASSETS
Trade accounts receivable	171.9	173.8	170.0
Trade accounts receivable - noncurrent portion	28.0	27.9	23.5
Inventories	52.6	38.7	39.1
Taxes	15.8	7.0	14.4
Escrow deposits	105.0	88.8	99.1
Other	27.0	26.2	22.6
Property, plant and equipment and intangibles	652.5	542.6	578.9

TOTAL OPERATING ASSETS	1,052.8	905.0	947.6

OPERATING LIABILITIES
Suppliers	39.4	38.5	30.1
Payroll and related charges	70.3	60.3	60.2
Taxes	7.0	6.4	6.9
Provision for contingencies	48.0	52.2	45.1
Other accounts payable	8.6	7.7	6.8

TOTAL OPERATING LIABILITIES	173.4	165.2	149.1

ULTRAGAZ
CONSOLIDATED INCOME STATEMENT
In millions of Reais - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2011	2010	2011	2011	2010

Net sales	945.5	922.4	866.4	1,811.9	1,764.0

Cost of sales and services	(801.9)	(771.1)	(736.0)	(1,537.9)	(1,486.1)

Gross profit	143.5	151.2	130.4	274.0	277.9

Operating expenses
Selling	(63.4)	(62.8)	(59.4)	(122.8)	(121.0)
General and administrative	(29.8)	(30.1)	(25.5)	(55.3)	(58.8)

Other operating income (expenses), net	(0.1)	(4.2)	(0.3)	(0.4)	(4.6)

Operating income1	50.3	54.2	45.2	95.5	93.5

EBITDA	79.0	83.3	72.6	151.5	154.2
Depreciation and amortization	28.7	29.2	27.3	56.0	60.7

RATIOS

Gross margin (R$/ton)	345	372	342	343	257
Operating margin1 (R$/ton)	121	133	119	120	120
EBITDA margin (R$/ton)	190	205	190	190	198

1 Before income from sale of assets

> 17

IPIRANGA
CONSOLIDATED INVESTED CAPITAL
In millions of Reais - IFRS

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2011	2010	2011

OPERATING ASSETS
Trade accounts receivable	1,244.7	1,071.8	1,175.8
Trade accounts receivable - noncurrent portion	80.1	40.3	75.3
Inventories	794.4	646.8	791.8
Taxes	143.6	129.6	126.7
Other	134.4	121.1	140.0
Property, plant and equipment and intangibles	2,302.9	2,041.2	2,242.3

TOTAL OPERATING ASSETS	4,700.0	4,050.9	4,551.8

OPERATING LIABILITIES
Suppliers	643.1	524.7	722.4
Payroll and related charges	68.5	49.3	59.2
Post-retirement benefits	86.0	86.6	86.0
Taxes	107.5	110.9	102.2
Provision for contingencies	209.4	252.3	205.8
Other accounts payable	133.6	111.1	126.2

TOTAL OPERATING LIABILITIES	1,248.0	1,134.9	1,301.7

IPIRANGA
CONSOLIDATED INCOME STATEMENT
In millions of Reais - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2011	2010	2011	2011	2010

Net sales	10,602.0	8,843.0	9,333.4	19,935.3	17,408.4

Cost of sales and services	(10,065.3)	(8,363.2)	(8,808.6)	(18,873.9)	(16,487.4)

Gross profit	536.6	479.9	524.8	1,061.4	921.0

Operating expenses
Selling	(212.7)	(188.2)	(212.9)	(425.7)	(374.3)
General and administrative	(105.2)	(95.3)	(108.1)	(213.2)	(194.1)

Other operating income (expenses), net	12.3	5.4	8.3	20.6	12.0

Operating income1	231.1	201.8	212.1	443.2	364.6

EBITDA	308.2	268.3	286.5	594.7	496.0
Depreciation and amortization	77.1	66.5	74.4	151.5	131.4

RATIOS

Gross margin (R$/m3)	99	96	107	103	96
Operating margin1 (R$/m3)	43	40	43	43	38
EBITDA margin (R$/m3)	57	54	58	58	52

1 Before income from sale of assets

> 18

OXITENO
CONSOLIDATED INVESTED CAPITAL
In millions of Reais - IFRS

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2011	2010	2011

OPERATING ASSETS
Trade accounts receivable	372.8	349.0	370.8
Inventories	475.8	312.3	418.7
Taxes	124.6	110.2	112.0
Other	76.9	60.0	74.0
Property, plant and equipment and intangibles	1,551.9	1,539.7	1,556.6

TOTAL OPERATING ASSETS	2,602.1	2,371.2	2,532.1

OPERATING LIABILITIES
Suppliers	95.1	105.2	112.5
Payroll and related charges	55.4	42.1	54.4
Taxes	25.1	21.7	24.9
Provision for contingencies	72.7	54.6	67.8
Other accounts payable	6.6	4.7	6.6

TOTAL OPERATING LIABILITIES	254.9	228.3	266.1

OXITENO
CONSOLIDATED INCOME STATEMENT
In millions of Reais - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2011	2010	2011	2011	2010

Net sales	574.0	549.0	548.3	1,122.3	1,020.8

Cost of goods sold
Variable	(364.3)	(355.2)	(343.0)	(707.4)	(684.1)
Fixed	(54.0)	(50.2)	(52.4)	(106.3)	(92.2)
Depreciation and amortization	(24.4)	(22.6)	(22.4)	(46.7)	(46.7)

Gross profit	131.4	121.1	130.5	261.9	197.9

Operating expenses
Selling	(37.3)	(36.9)	(35.7)	(73.0)	(70.8)
General and administrative	(39.9)	(37.4)	(44.1)	(84.1)	(67.8)

Other operating income (expenses), net	(0.6)	0.1	(0.8)	(1.4)	0.1

Operating income1	53.5	46.9	49.9	103.3	59.4

EBITDA	80.2	70.8	74.5	154.7	108.8
Depreciation and amortization	26.7	23.9	24.6	51.4	49.4

RATIOS

Gross margin (R$/ton)	860	690	835	847	583
Operating margin1 (R$/ton)	350	267	319	334	175
EBITDA margin (R$/ton)	525	403	476	501	321

1 Before income from sale of assets

> 19

ULTRACARGO
CONSOLIDATED INVESTED CAPITAL
In millions of Reais - IFRS

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2011	2010	2011

OPERATING ASSETS
Trade accounts receivable	20.7	28.7	21.6
Inventories	1.4	2.4	1.4
Taxes	6.9	7.1	6.6
Other	14.4	18.4	12.9
Property, plant and equipment and intangibles	700.8	690.6	681.6

TOTAL OPERATING ASSETS	744.3	747.2	724.1

OPERATING LIABILITIES
Suppliers	14.0	13.8	9.9
Payroll and related charges	14.2	12.4	13.8
Taxes	4.2	4.2	4.3
Provision for contingencies	13.1	3.9	12.9
Other accounts payable¹	39.8	39.3	40.2

TOTAL OPERATING LIABILITIES	85.3	73.7	81.1
¹ Includes the long term obligations with clients account

ULTRACARGO
CONSOLIDATED INCOME STATEMENT
In millions of Reais - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2011	2010	2011	2011	2010

Net sales	67.9	86.4	61.9	129.9	168.9

Cost of sales and services	(28.7)	(43.3)	(26.3)	(55.1)	(84.5)

Gross profit	39.2	43.1	35.6	74.8	84.4

Operating expenses
Selling	(1.1)	(1.8)	(1.8)	(2.9)	(2.5)
General and administrative	(15.7)	(20.9)	(13.6)	(29.3)	(39.8)

Other operating income (expenses), net	1.0	0.6	1.3	2.3	1.6

Operating income1	23.4	21.0	21.4	44.8	43.7

EBITDA	30.6	28.4	28.5	59.0	58.8
Depreciation and amortization	7.1	7.4	7.1	14.2	15.1

RATIOS

Gross margin	58%	50%	57%	58%	50%
Operating margin1	34%	24%	35%	35%	26%
EBITDA margin	45%	33%	46%	46%	35%

1 Before income from sale of assets

> 20

ULTRAPAR
CONSOLIDATED INCOME STATEMENT
In millions of US dollars except where otherwise mentioned - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2011	2010	2011	2011	2010

Net sales
Ultrapar	7,637.9	5,793.5	6,481.0	14,093.5	11,303.8
Ultragaz	592.5	514.7	519.6	1,110.6	981.5
Ipiranga	6,644.2	4,934.5	5,597.8	12,219.0	9,686.1
Oxiteno	359.7	306.3	328.8	687.9	568.0
Ultracargo	42.6	48.2	37.1	79.6	94.0

EBITDA
Ultrapar	315.1	260.6	280.2	594.6	470.8
Ultragaz	49.5	46.5	43.5	92.9	85.8
Ipiranga	193.1	149.7	171.8	364.5	276.0
Oxiteno	50.3	39.5	44.7	94.8	60.6
Ultracargo	19.1	15.8	17.1	36.2	32.7

Operating income
Ultrapar	228.1	187.2	200.3	427.8	324.5
Ultragaz1	31.5	30.2	27.1	58.5	52.0
Ipiranga1	144.8	112.6	127.2	271.6	202.9
Oxiteno1	33.5	26.2	29.9	63.3	33.0
Ultracargo1	14.7	11.7	12.8	27.5	24.3

EBITDA margin
Ultrapar	4%	4%	4%	4%	4%
Ultragaz	8%	9%	8%	8%	9%
Ipiranga	3%	3%	3%	3%	3%
Oxiteno	14%	13%	14%	14%	11%
Ultracargo	45%	33%	46%	45%	35%

EBITDA margin / volume
Ultragaz (US$/ton)	119	114	114	116	110
Ipiranga (US$/m3)	36	30	35	35	29
Oxiteno (US$/ton)	329	225	286	307	178

Net income
Ultrapar	134.6	107.4	116.5	250.6	175.4

Net income / share (US$)	0.25	0.20	0.22	0.46	0.33

1 Before income from sale of assets

> 21

ULTRAPAR PARTICIPAÇÕES S/A
LOANS
In millions of Reais - Accounting practices adopted in Brazil

LOANS	Balance in June/2011
					Ultrapar Parent			Weighted average
					Company /	Ultrapar	Index/	interest
Foreign Currency	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Other	Consolidated	Currency	rate (% p.y.) ¹	Maturity

Notes	387.6	-	-	-	-	387.6	US$	7.2	2015
Foreign loan	-	93.0	-	-	-	93.0	US$ + LIBOR	1.0	2014
Advances on foreign exchange contracts	-	92.6	-	-	-	92.6	US$	1.7	< 286 days
BNDES	21.0	34.5	0.2	8.8	-	64.5	US$	5.8	2011 to 2017
Foreign currency advances delivered	-	51.2	-	-	-	51.2	US$	1.1	< 99 days
Financial institutions	-	16.0	-	-	-	16.0	MX$ + TIIE	2.6	2011 to 2014
Financial institutions	-	6.3	-	-	-	6.3	US$ + LIBOR	2.1	2011
Financial institutions	-	3.1	-	-	-	3.1	BS	15.1	2011 to 2013
Import Financing (FINIMP)	-	-	0.8	-	-	0.8	US$	7.0	2012

Subtotal	408.6	296.7	1.0	8.8	-	715.2

Local Currency

Banco do Brasil fixed rate ²	-	-	-	2,013.8	-	2,013.8	R$	11.8	2012 to 2015
Debentures	-	-	-	-	1,059.9	1,059.9	CDI	108.5	2012
BNDES	282.5	427.4	109.1	180.9	-	1,000.0	TJLP	3.5	2012 to 2019
Banco do Brasil floating rate	-	-	-	200.9	-	200.9	CDI	98.5	2014
Banco do Nordeste do Brasil	-	92.7	-	-	-	92.7	R$	8.5	2018
Loan - MaxFácil	-	-	-	81.7	-	81.7	CDI	100.0	2012
BNDES	11.4	39.7	0.3	24.6	0.4	76.4	R$	5.9	2011 to 2021
Research and projects financing (FINEP)	-	57.2	-	-	-	57.2	TJLP	0.5	2013 to 2014
Financial leasing	43.0	-	-	-	-	43.0	IGPM	5.6	2031
Debentures - RPR	-	-	-	-	17.9	17.9	CDI	118.0	2014
Agency for Financing Machinery and Equipment (FINAME)	-	-	-	3.6	-	3.6	TJLP	2.8	2011 to 2013
Financial leasing fixed rate	-	-	-	0.5	1.2	1.7	R$	14.8	2011 to 2014
Financial leasing floating rate	-	-	-	0.3	-	0.3	CDI	1.8	2011

Subtotal	336.9	617.0	109.5	2,506.2	1,079.4	4,649.1

Unrealized losses on swaps transactions	2.1	59.0	-	1.7	-	62.7

Total	747.6	972.7	110.5	2,516.7	1,079.4	5,427.0

Composition per annum
Up to 1 year	160.3	463.7	37.5	663.7	63.4	1,388.60
From 1 to 2 years	89.0	160.1	29.9	931.2	1,003.10	2,213.50
From 2 to 3 years	30.2	193.2	16.9	552.1	8.5	800.9
From 3 to 4 years	23.5	61.7	14.0	350.5	4.2	453.8
From 4 to 5 years	404.8	46.2	8.1	14.1	0.05	473.3
Thereafter	39.7	47.8	4.1	5.0	0.2	96.9

Total	747.6	972.7	110.5	2,516.7	1,079.4	5,427.0

Libor = London Interbank Offered Rate / MX$ = Mexican Peso / TIIE = Mexican Interbank Interest Rate Even / Bs = Bolivar Forte from Venezuela / CDI = interbank certificate of deposit rate / TJLP = basic financing cost of BNDES (set by National Monetary Council. On June 30, 2011, TJLP was fixed at 6% p.a. / IGPM = General Index of Market Prices

	Balance in June/2011
					Ultrapar Parent
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Company / Other	Ultrapar Consolidated
CASH AND LONG TERM INVESTMENTS	189.4	611.4	191.7	1,463.9	272.9	2,729.3

¹ Some loans have hedging against foreign currency exposure and interest rate (see note 20 to financial statements).
² For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 99% of CDI on average.

> 22

Item 3

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ 33.256.439/0001- 39	NIRE No. 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (06/ 2011)

Date, Time and Location:
August 10th, 2011, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr. 1343, 9th floor, in the City and State of São Paulo (the “Company”).

Attendance:
(i) Members of the Board of Directors, duly signed, and (ii) member of the Fiscal Council, duly signed, pursuant to the terms of paragraph 3 of article 163, of the Brazilian Corporate Law.

Decisions:
1.	After having analyzed and discussed the performance of the Company in the second quarter of the current fiscal year, the respective financial statements were approved.

2.
“Ad referendum” of the General Shareholders’ Meeting that will analyze the balance sheet and financial statements of the current fiscal year, to approve the dividends distribution, to be deducted from the net income account for the current year, in the total amount of R$ 251,949,346.80 (two hundred fifty-one million, nine hundred forty-nine thousand, three hundred forty-six and eighty cents). Holders of common and preferred shares are entitled to receive R$ 0.47 (forty seven cents of Real) per share, excluding the shares held in treasury at this date. It is worth noting that, on August 17th, 2011, all the preferred shares issued by the Company will be converted into common shares.
3.
To establish that dividends declared herein will be paid from August 30th, 2011 onwards, without remuneration or monetary adjustment. The record date for receiving the approved dividends will be August 17th, 2011 in Brazil and August 22nd, 2011 in the United States of America.

4.	The members of the Board of Directors were updated about the next steps of the implementation of the Company’s new corporate governance structure.

5.	The members of the Board of Directors were updated about strategic and expansion projects of the Company’s subsidiaries.

As there were no further matters to be discussed, the meeting was closed and the minutes of this meeting were written, read and approved by all Board members and by the member of the Fiscal Council present.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho

Ana Maria Levy Villela Igel

Paulo Vieira Belotti

Nildemar Secches

Renato Ochman

Luiz Carlos Teixeira

Thilo Mannhardt

Olavo Egydio Monteiro de Carvalho

Flavio César Maia Luz

Item 4

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39

NIRE 35.300.109.724

NOTICE TO SHAREHOLDERS

Distribution of dividends

We hereby inform that the Board of Directors of Ultrapar Participações S.A. (“Ultrapar”), at a meeting held on August 10th, 2011, approved the distribution of dividends, payable from the net earnings account for the fiscal year of 2011, in the amount of R$ 251,949,346.80 (two hundred fifty-one million, nine hundred forty-nine thousand, three hundred forty-six Reais and eighty cents), to be paid from August 30th, 2011 onwards, without remuneration or monetary adjustment.

Holders of shares issued by Ultrapar on the record dates informed below will receive the dividend of R$ 0.47 per share. It is worth noting that, in accordance with the Material Notice released on August 1st, 2011, all the preferred shares issued by Ultrapar will be converted into common shares on August 17th, 2011.

The record date to establish the right to receive the dividend will be August 17th, 2011 in Brazil, and August 22nd, 2011 in the United States of America. Therefore, from August 18th, 2011 onwards, the shares will be traded "ex-dividend" on both the São Paulo Stock Exchange (BM&FBOVESPA) and the New York Stock Exchange (NYSE).

São Paulo, August 10th, 2011.

André Covre
Chief Financial and Investor Relations Officer
ULTRAPAR PARTICIPAÇÕES S.A.